ALEAFIA HEALTH INC.
(formerly, Canabo Medical Inc.)

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TAKE NOTICE that the 2018 Annual and Special General Meeting of the Shareholders of ALEAFIA HEALTH INC. (hereinafter called the “Company”) will be held at Famèe Furlane Toronto, 7065 Islington Avenue, Woodbridge, Ontario, on:

THURSDAY, MAY 31, 2018

at the hour of 10:00 o’clock in the morning (Toronto time) for the following purposes:

1.	to receive the Report of the Directors;

2.	to receive the financial statements of the Company for its fiscal year ended October 31, 2017, and the report of the Auditors thereon;

3.	to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4.	to determine the number of directors at six (6) and to elect directors;

5.

to consider, and if thought fit, to pass an ordinary resolution providing for the required annual re- approval of the existing Stock Option Plan of the Company, as more particularly described in the accompanying Information Circular;

6.

to consider and, if thought fit, to pass a special resolution, with or without amendment (the “Continuance Resolution”), approving the continuance of the Company out of British Columbia and into Ontario (the “Continuance”) under the Business Corporations Act (Ontario), as more particularly described in the accompanying Information Circular; and

7.	to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

Pursuant to section 238 of the Business Corporations Act (British Columbia) (“BCBCA”), shareholders are entitled to exercise rights of dissent in respect of the proposed Continuance and require the Company to purchase all of their Common Shares in respect of which the notice of dissent was given. Holders of shares wishing to dissent with respect to the Continuance must send a written objection to the Company’s legal counsel, Gowling WLG (Canada) LLP at Suite 2300, 550 Burrard Street, Vancouver, BC, V6C 2B5 Attention: Jason Saltzman, prior to the time of the Meeting, such that the written objection is received no later than 10:00 am (Toronto time) on Tuesday, May 29, 2018 or by 10:00 am (Toronto time) on the day that is at least two days prior to the date on which any adjournment of the Meeting is held, in order to be effective. This right of dissent is described in more detail in the Information Circular and the text of sections 237 to 247 of the BCBCA is reproduced in Schedule “D” thereto.

Failure to strictly comply with the requirements set forth in sections 237 to 247 of the BCBCA in respect of the Continuance Resolution may result in the loss of any right of dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent. Accordingly, a beneficial owner of shares desiring to exercise the right of dissent must make arrangements for the shares beneficially owned to be registered in their name prior to the time the notice of dissent to the Continuance Resolution as aforesaid is required to be received by the Company or, alternatively, make arrangements for the registered holder of such shares to dissent on their behalf.

DATED this 26th day of April, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF
ALEAFIA HEALTH INC.

“Raf Souccar”
Raf Souccar
Chief Executive Officer

ALEAFIA HEALTH INC.
(formerly, Canabo Medical Inc.)

INFORMATION CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of ALEAFIA HEALTH INC. (the “Company”) for use at the annual and special general meeting (the “Meeting”) of the shareholders of the Company (the “Shareholders”) to be held at the offices of the Company at Famèe Furlane Toronto, 7065 Islington Avenue, Woodbridge, Ontario on Thursday, May 31, 2018, at 10:00 a.m. (Toronto time) and at any adjournments thereof for the purposes set out in the accompanying Notice of Meeting. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally, electronically or by telephone by directors, officers, employees or consultants of the Company. Arrangements will also be made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of common shares of the Company (“Common Shares”) pursuant to the requirements of National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer (“National Instrument 54-101”).

The Canadian securities regulators have adopted new rules under National Instrument 54-101, which permit the use of notice-and-access for proxy solicitation, instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials, including management information circulars, as well as annual financial statements, and related management’s discussion and analysis, on a website in addition to SEDAR. Under notice-and-access, such meeting related materials will be available for viewing for up to one (1) year from the date of posting, and a paper copy of the material can be requested at any time during this period. The Company is not relying on the notice-and-access provisions of National Instrument 54-101 to send proxy related materials to registered shareholders or beneficial owners of shares in connection with the Meeting.

The Company may reimburse shareholders’ nominees or intermediaries (including brokers or their agents holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. The cost of any such solicitation will be borne by the Company. Unless otherwise stated, the information contained in this Information Circular is given as at April 26, 2018.

APPOINTMENT OF PROXYHOLDERS
AND COMPLETION AND REVOCATION OF PROXIES

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons named in the enclosed proxy (the “Management Designees”) have been selected by the directors of the Company.

A Shareholder has the right to designate a person (who need not be a Shareholder), other than the Management Designees to represent the Shareholder at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the proxy the name of the person to be designated, and by deleting from the proxy the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Company. Such Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxyholder and attend the Meeting, and provide instructions on how the Shareholder’s shares are to be voted. The nominee should bring personal identification with them to the Meeting.

To be valid, the proxy must be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy). The proxy must then be delivered to the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by fax within North America to 1-866-249-7775, and outside North America to (416) 263-9524, at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Proxies received after that time may be accepted by the Chairman of the Meeting in the Chairman’s discretion, but the Chairman is under no obligation to accept late proxies.

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. A proxy may be revoked by a registered Shareholder personally attending at the Meeting and voting their shares. A Shareholder may also revoke their proxy in respect of any matter upon which a vote has not already been cast by depositing an instrument in writing, including a proxy bearing a later date executed by the registered Shareholder or by their authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the office of the Company’s registrar and transfer agent at the foregoing address or the head office of the Company, at 8810 Jane Street, 2nd Floor, Vaughan, Ontario L4K 2M9, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting, or any adjournment thereof. Only registered Shareholders have the right to revoke a proxy. Non-registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective nominees to revoke the proxy on their behalf.

VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each registered Shareholder and each proxyholder (representing a registered or unregistered Shareholder) having one vote, unless a poll is required or requested, whereupon each such Shareholder and proxyholder is entitled to one vote for each Common Share held or represented, respectively. Each Shareholder may instruct their proxyholder how to vote their Common Shares by completing the blanks on the proxy. All Common Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting when a poll is required or requested and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the proxy, the Management Designees, if named as proxyholder, will vote in favour of the matters set out therein.

The enclosed proxy confers discretionary authority upon the Management Designees, or other person named as proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters which may come before the Meeting. If other matters properly come before the Meeting, then the Management Designees intend to vote in a manner which in their judgment is in the best interests of the Company.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”), unless the motion requires a “special resolution” in which case a majority of 66 2/3% of the votes cast will be required.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” or “beneficial” shareholders because the Common Shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Beneficial Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Beneficial Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) directly, and to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders. These securityholder materials are being set to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s transfer agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre- printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the Common Shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Designees named in the form and insert the Beneficial Holder’s name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares, without nominal or par value, of which as at the date hereof 136,146,461 Common Shares are issued and outstanding.

The holders of Common Shares of record at the close of business on the record date, set by the directors of the Company to be April 26, 2018, are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held.

The Articles of the Company provide that a quorum for the transaction of business at the Meeting is one person who is, or who represents by proxy, one or more Shareholders who, in the aggregate, hold at least 5% of the Common Shares entitled to be voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights.

PARTICULARS OF MATTERS TO BE ACTED UPON

TO THE KNOWLEDGE OF THE COMPANY’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE COMMON SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE COMMON SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

I.	Financial Statements

The audited financial statements of Canabo Medical Inc., the predecessor reporting issuer, for the financial year ended October 31, 2017 (the “Financial Statements”), together with the Auditors’ Report thereon, will be presented to the Shareholders at the Meeting. The Financial Statements, together with the Auditors’ Report thereon, are being mailed to the shareholders of record separately.

II.	Appointment of Auditors

Management proposes the appointment of Manning Elliott LLP, Chartered Professional Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Manning Elliott LLP, Chartered Professional Accountants, were first appointed as auditors for the Company in November of 2016.

In the absence of instructions to the contrary, the Common Shares represented by proxy will be voted in favour of a resolution to appoint Manning Elliott LLP, Chartered Professional Accountants, as Auditors of the Company for the ensuing year, at a remuneration to be fixed by the board of directors of the Company, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting on the appointment of auditors.

III.	Election of Directors

The board of directors of the Company (the “Board” or the “Board of Directors”) currently consists of five (5) directors, all of whom are elected annually. The term of office for each of the present directors of the Company expires at the Meeting. At the Meeting, the Shareholders will be asked to determine the number of directors at six (6) and elect directors.

It is proposed that the persons named below will be nominated at the Meeting. Each director elected will hold office until the next annual meeting of Shareholders of the Company or until his successor is duly elected or appointed pursuant to the Articles of the Company unless his office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Company’s Articles.

The Board is in the process of searching for one or more additional directors and, in the interim, it is expected that Mr. Goodyear will again serve as a director until an appropriate candidate is identified by the Board.

It is the intention of the management designees, if named as proxy, to vote for the election of the said persons to the Board of Directors, unless the Shareholder has specified in its proxy that its Common Shares are to be withheld from voting on the election of directors. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following information relating to the nominees for election to the Board of Directors is based on information received by the Company from said nominees:

Hon. Julian Fantino(1) Ontario, Canada Director since March 26, 2018 Common Shares(2) : 4,500,000

Executive Chairman of the Company since March 26, 2018; Principal of J. Fantino & Associates Inc., a consulting company since 2015; Canadian Member of Parliament from 2011 to 2015 for the riding of Vaughan and served as the Minister of Veterans Affairs, National Defence and International Cooperation from 2011 to 2015; Commissioner of the Ontario Provincial Police from 2007 to 2011; Commissioner of Emergency Management for Ontario from 2005 to 2006; Former Chief of the Toronto Police Service from 2000 to 2005, York Police from 1998 to 2000 and London Police from 1991 to 1998.

Raf Souccar Ontario, Canada Director since March 26, 2018 Common Shares(2) : 4,500,000

Chief Executive Officer of the Company since March 26, 2018 (and President until April 24, 2018); President and Chief Executive Officer of Aleafia Inc. (predecessor company) from September 2017 to March 26, 2018; Principal of Raf Souccar Consulting Inc. a consulting company from 2014 to present; Chief Security Officer, Royal Canadian Mint from 2011 to 2014; served the Royal Canadian Mounted Police for 34 years, retiring as Deputy Commissioner of Federal and International Policing in 2011.

Hon. Gary T. Goodyear Ontario, Canada Director from March 26, 2018 to April 24, 2018; Interim Nominee Common Shares(2) : 830,550

President, Clinic Operations of the Company since April 24, 2018; Director of Aleafia Farms Inc. since March 2018; self–employed consultant since November 2015; Canadian Member of Parliament from 2004 to 2015 for the riding of Cambridge and served as the Minister of State for Science and Technology from 2008 to 2013 and as the Minister of State responsible for the Federal Economic Development Agency for Southern Ontario; Doctor of Chiropractic for 20 years where he practiced as the Clinic Director, Director of Patient Services and Past president of Future Recovery Canada.

Mark Sandler(1) Ontario, Canada Director since April 24, 2018 Common Shares(2) : nil

Senior Partner at a Toronto-based criminal defence law firm, Cooper, Sandler, Shime & Bergman LLP; widely recognized as one of Canada’s leading criminal defence lawyers, having been an appellate and trial litigator specializing in criminal and regulatory law for over 38 years; recently completed three terms as a Bencher of the Law Society of Upper Canada.

Dr. Michael Verbora(1) Ontario, Canada Director since March 26, 2018 Common Shares(2) : 172,200 held directly, and 10,000 held indirectly through his wife, Tiffany Margaret Florindo

Chief Medical Officer of the Company since April 24, 2018; Medical Director of the Company from January 2017 until April 24, 2018; Lead Physician of the Company from July 2015 until January 2017; Section on General & Family Practice - District 11 Delegate at Ontario Medical Association (OMA) and OMA D11 Zone 2-North Delegate, Treasurer since March 2017; Student Health Physician at Seneca College since January 2016; earned an MBA from the University of Windsor’s Odette School of Business in 2009 and an M.D. from Schulich School of Medicine at Western University in 2013, before entering a Family Practice residency at the University of Toronto; member of the Canadian Consortium for the Investigation of Cannabinoids (CCIC), Doctors for Responsible Access (DRA) and the Canadian Pain Society (CPS).

William Stewart Ontario, Canada Nominee Common Shares(2) : 500,000

Principal of William A. Stewart Consulting Services since December 2012; Chief of the Toronto Fire Services from 2003 until 2012; named Fire Chief of the Year in 2008 and 2010 by the Canadian Association of Fire Chiefs. Mr. Stewart currently serves on the boards of the National Fire Protection Association and the Canadian Fallen Fire Fighters Association. Prior to his career in the Fire Services, Mr. Stewart was a commissioned officer of the Canadian Armed Force Reserve.

(1)	Member of the Audit Committee.
(2)	Common Shares beneficially owned, directly or indirectly, or controlled or directed by the respective director or nominee, as the case may be.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company:

(a)	is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, CEO or CFO of any company (including the Company) that,

(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was issued while the proposed director was acting in the capacity as director, CEO or CFO; or

(ii)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company;

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that,while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

IV.	Ratification of the Incentive Stock Option Plan

The Company currently maintains a rolling stock option plan (the “Stock Option Plan”), authorizing the issuance of incentive stock options to eligible persons for up to an aggregate of 10% of the issued Common Shares from time to time. The policies of the TSX Venture Exchange (the “Exchange”) require the ratification and approval of the Stock Option Plan by the Company’s shareholders on an annual basis. There are currently 136,146,461 Common Shares issued and outstanding, and therefore the current 10% threshold is 13,614,646 shares available for incentive stock option grants under the Stock Option Plan, less the number of Common Shares which may be issuable pursuant to RSUs granted under the Company’s RSU Plan. Incentive stock options under the Stock Option Plan may be granted by the Board of Directors to eligible persons, who are directors, officers or consultants of the Company or its subsidiaries (if any), or who are employees of a company providing management services to the Company, or who are eligible charitable organizations. Stock options may be granted under the Stock Option Plan with a maximum exercise period of up to ten (10) years, as determined by the Board of Directors of the Company.

The Stock Option Plan will limit the number of stock options which may be granted to any one individual to not more than 5% of the total issued Common Shares in any 12 month period (unless otherwise approved by the “disinterested shareholders” of the Company, as this term is defined below), and not more than 10% of the total issued Common Shares to all insiders at any time or granted over any 12 month period (unless otherwise approved by the “disinterested shareholders”). “Disinterested shareholders” means all Shareholders who are not eligible persons to whom options may be granted pursuant to the Stock Option Plan and their associates in accordance with the policies of the Exchange. The number of options granted to any one consultant or person employed to provide investor relations activities in any 12 month period must not exceed 2% of the total issued Common Shares. Any stock options granted under the Stock Option Plan will not be subject to any vesting schedule, except for options issued to persons retained to provide Investor Relations Activities, which must vest in stages over a period of not less than 12 months with no more than 1/4 of the options vesting in any three month period, or unless otherwise determined by the Board of Directors or required by the policies of the Exchange.

Options under the Stock Option Plan may be granted at an exercise price which is at or above the current discounted market price (as defined under the policies of the Exchange) on the date of the grant. In the event of the death or permanent disability of an optionee, any option granted to such optionee will be exercisable upon the earlier of 365 days from the date of death or permanent disability, or the expiry date of the option. In the event of the resignation, or the termination or removal of an optionee without just cause, any option granted to such optionee will be exercisable for a period of 90 days thereafter. In the event of termination for cause, any option granted to such optionee will be cancelled as at the date of termination.

Shareholders are referred to the full text of the Stock Option Plan, a copy of which is attached to this Information Circular as Schedule “A”.

The Stock Option Plan must be approved by a majority of the “disinterested shareholders” entitled to vote and present in person or by proxy at the Meeting, and be accepted for filing by the Exchange.

Shareholders will be asked at the Meeting to approve with or without variation the following resolution:

“BE IT RESOLVED, as an ordinary resolution, that:

1.

the Company’s Stock Option Plan, being a “rolling” stock option plan, as described in the Company’s Information Circular dated April 26, 2018 and the grant of options thereunder in accordance therewith, be and is hereby approved;

2.

the number of Common Shares reserved for issuance under the Stock Option Plan, together with any other share compensation arrangements of the Company, shall be no more than 10% of the Company’s issued and outstanding Common Shares at the time of any stock option grant;

3.	the board of directors of the Company be authorized to make any changes to the Stock Option Plan, as may be required or permitted by the TSX Venture Exchange; and

4.

any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.”

The Board has concluded that the Stock Option Plan is in the best interests of the Company and its Shareholders. Accordingly, the Board unanimously recommends that the Shareholders approve the Stock Option Plan, by voting FOR this resolution at the Meeting.

V.	Continuance to Ontario

The Company’s shareholders will be asked to consider and, if deemed advisable, approve a special resolution (“Continuance Resolution”) authorizing the Board, in its sole discretion, to apply for continuance (the “Continuance”) out of the Province of British Columbia under the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”) into the Province of Ontario under the provisions of the Business Corporations Act (Ontario) (the “OBCA”), as set out further below.

Introduction

The Company is currently incorporated under the BCBCA. The Company’s board of directors proposes to continue the Company out of British Columbia and into Ontario under the OBCA. The Board is of the view that it would be appropriate to continue the Company as an Ontario company for corporate and administrative reasons.

The Continuance, if approved, will effect a change in the legal domicile of the Company as of the effective date and time thereof and will affect certain of the rights of Shareholders as they currently exist under the BCBCA. Management of the Company is of the view that the OBCA will provide to shareholders substantively the same rights as are available to shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions and that Shareholders will not be adversely affected by the Continuance. Shareholders should consult their legal advisors regarding implications of the Continuance which may be of particular importance to them.

Upon the Continuance becoming effective, Shareholders will continue to hold one common share of the Company for each Common Share currently held. The principal attributes of the Common Shares after Continuance will be identical to the corresponding shares of the Company prior to the Continuance other than differences in shareholders’ rights under the OBCA and the BCBCA, a summary of which is provided below.

The directors and officers of the Company immediately following the Continuance will be identical to the directors and officers of the Company immediately prior to the Continuance. As of the effective date of the Continuance, the election, duties, resignations and removal of the Company’s directors and officers shall be governed by the OBCA and the proposed Articles of Continuance and By-laws, substantially in the forms annexed as Schedules “B” and “C” to this Information Circular, respectively.

Procedure

Under the BCBCA, in order to effect the Continuance of the Company from British Columbia into Ontario, the Company must obtain the approval of its shareholders by way of special resolution under the BCBCA, being a resolution passed by not less than 66 2/3% of the votes cast in person or by proxy at the Meeting. The Company must also make a written application to the Registrar of Companies appointed under the BCBCA (the “Registrar of Companies”) for consent to continue.

If the Continuance Resolution is approved at the Meeting, it is proposed the Company shall apply to and file all necessary documentation with the Registrar of Companies for authorization to continue into Ontario. Immediately following receipt of the authorization of the Registrar of Companies, it is proposed that the Company shall apply for a Certificate of Continuance and file Articles of Continuance under the OBCA to continue the Company into Ontario.

Upon the issuance of a Certificate of Continuance by the Director appointed under the OBCA (the “Director”), the Continuance will become effective, whereupon the Company will become subject to the OBCA, as if it had been incorporated under the OBCA, and the Articles of Continuance will be deemed to be the articles of incorporation of the Company. A draft copy of the Articles of Continuance is attached as Schedule “B” to this Information Circular.

The Articles of Continuance will constitute the governing instrument of the continued Company under the OBCA and the Certificate of Continuance issued by the Director will be deemed to be the certificate of incorporation of the continued Company. Upon the Articles of Continuance becoming effective, the Company becomes a corporation to which the OBCA applies as if it had been incorporated under the OBCA.

Notwithstanding the Continuance of the Company from British Columbia into Ontario, the BCBCA and the OBCA provide that all the rights of creditors of the Company against the Company’s property, rights and assets and all liens on the Company’s property, rights and assets are unimpaired by the Continuance. All debts, contracts, liabilities and duties of the Company continue to attach to the Company upon being continued under the OBCA and continue to be enforceable against it as if the Company had remained incorporated under the BCBCA as well as any existing cause of action, claim or legal proceeding against the Company.

Notwithstanding the approval of the Continuance by special resolution of the Shareholders of the Company, the Board may, without further approval by the Company’s Shareholders, abandon the application for the Continuance of the Company under the OBCA at any time prior to the issue of a certificate of continuance.

Continuance – Corporate Governance Differences

In general terms, the OBCA provides to shareholders substantively the same rights as are available to shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions. There are, however, important differences concerning the qualifications of directors, location of shareholder meetings and certain shareholder remedies. The following is a summary comparison of certain provisions and the highlights of the BCBCA and the OBCA which pertain to rights of Shareholders. This summary is not intended to be exhaustive and Shareholders should consult their legal advisers regarding all of the implications of the Continuance.

Charter Documents

Under the OBCA, the charter documents will consist of Articles of Continuance, which set forth, among other things, the name of the corporation and the amount and type of authorized capital, and By-laws, which govern the management of the Company following the Continuance. The Articles and the By-laws are kept at the Company’s registered office, or such other place in Ontario designated by the directors.

Under the BCBCA, the charter documents consist of a Notice of Articles, which sets forth the name of the corporation and the amount and authorized share structure, and Articles, which will govern the management of the Company. The Notice of Articles is filed with the Registrar of Companies while the Articles are kept at the Company’s records office.

The Continuance to Ontario and the adoption of the Articles of Continuance and By-laws will not result in any substantive changes to the constitution, powers or management of the Company, except as otherwise described herein.

Amendments to Charter Documents

Under the OBCA, certain fundamental changes require a special resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration at a special meeting of shareholders, and, in certain instances, where the rights of the holders of a class or series of shares are affected differently by the alteration than those of the holders of other classes or series of shares, a special resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class or series so affected, whether or not they are otherwise entitled to vote. Authorization to amalgamate an OBCA corporation requires that a special resolution in respect of the amalgamation be passed by the holders of each class or series of shares entitled to vote thereon. The holders of a class or series of shares of an amalgamating corporation, whether or not they are otherwise entitled to vote, are entitled to vote separately as a class or series in respect of an amalgamation if the amalgamation agreement contains a provision that, if contained in a proposed amendment to the Articles, would entitle such holders to vote separately as a class or series under Section 170 of the OBCA.

Any substantive change to the charter documents of a company under the BCBCA, such as an alteration of the restrictions, if any, on the business carried on by a company, a change in the name of a company, an increase, reduction or elimination of the maximum number of shares that the company is authorized to issue out of any class or series of shares, an alteration of the special rights and restrictions attached to issued shares or continuance of a company out of the jurisdiction requires a resolution of the type specified in its Articles. If the Articles do not specify the type of resolution, a special resolution passed by the majority of votes that the Articles of the company specify is required, if that specified majority is at least two thirds and not more than three quarters of the votes cast on the resolution or, if the Articles do not contain such a provision, a special resolution passed by at least two thirds of the votes cast on the resolution. Other fundamental changes such as a proposed amalgamation or arrangement require a similar special resolution passed by holders of shares of each class entitled to vote at a general meeting of the company and the holders of all classes of shares adversely affected by such changes.

Sale of Undertaking

The OBCA requires approval by not less than two-thirds of the votes cast upon a special resolution at a duly called special meeting for a sale, lease or exchange of all or substantially all of the property of the corporation (other than in the ordinary course of business of the corporation). Holders of a class or series of shares, otherwise not entitled to vote, may vote separately only if the sale, lease or exchange would affect a particular class or series in a manner different from the shares of another class or series entitled to vote.

Under the BCBCA, a company may sell, lease or otherwise dispose of all or substantially all of the undertaking (as opposed to ‘property’ under the OBCA) of the company if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the Articles of the company specify is required, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution or, if the Articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution.

Rights of Dissent and Appraisal

The OBCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable in respect of:

(a)	a resolution to amend its Articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	a resolution to amend its Articles to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	a resolution to amalgamate with another corporation;

(d)	a resolution to be continued under the laws of another jurisdiction; or

(e)	a resolution to sell, lease or exchange all or substantially all the corporation’s property.

Although the procedure under BCBCA for exercising rights of dissent differs from the procedure under the OBCA, the BCBCA still provides that shareholders who dissent to certain actions being taken by the Company may exercise a right of dissent and require the Company to purchase the shares held by such shareholder at the fair value of such shares. A shareholder is entitled to dissent in respect of:

(a)	a resolution to alter the Company’s Articles to alter restrictions on the powers of the Company or on the business that the Company is permitted to carry on;

(b)	a resolution to adopt an amalgamation agreement;

(c)	a resolution to adopt a resolution to approve an amalgamation into a foreign jurisdiction;

(d)	a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the Company’s undertaking;

(f)	a resolution to continue into a jurisdiction other than British Columbia;

(g)	any other resolution, if dissent is authorized by the resolution; or

(h)	any court order that permits dissent.

See “Shareholders’ Rights of Dissent in Respect of the Continuance”.

Oppression Remedies

Under the OBCA, a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates:

(a)	any act or omission of the corporation or its affiliates effects, or threatens to effect, a result;

(b)	the business or affairs of the corporation or its affiliates are, or have been or are threatened to be carried on or conducted in a manner; or

(c)	the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of, any security holder, creditor, director or officer.

The OBCA contains rights that are substantially broader in that they are available to a larger class of complainants than the BCBCA. Under the BCBCA, a shareholder of a company has the right to apply to court on the ground that:

(a)

the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or

(b)

some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it, sees fit including an order to prohibit any act proposed by the company.

Shareholder Derivative Actions

Under the BCBCA, a shareholder or director of a company may, with leave of the court, bring an action in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such a right, duty or obligation.

A broader right to bring a derivative action is contained in the OBCA, and this right extends also to registered shareholders, former registered shareholders, beneficial owners of shares, former beneficial owners of shares, directors, former directors, officers and former officers of a corporation or any of its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the OBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

Requisition of Meetings

Both the BCBCA and the OBCA provide that shareholders of a company holding not less than 5% of the issued voting shares of a company may give notice to the directors requiring them to call and hold a meeting.

Place of Meetings

Subject to the Articles or any unanimous shareholder agreement, the OBCA permits meetings of shareholders to be held inside or outside Ontario as the directors determine, or in the absence of such a determination, at the place where the registered office of the corporation is located.

Under the BCBCA, meetings of shareholders are required to be held in British Columbia unless:

(a)	a location outside of British Columbia is provided for in the Articles;

(b)

the Articles do not restrict the company from approving a location outside of British Columbia, the location is approved by the resolution required by the Articles for that purpose (in the case of the Company, the location may be approved by directors’ resolution), or if no resolution is specified then approved by ordinary resolution before the meeting is held; or

(c)	the location for the meeting is approved in writing by the Registrar of Companies before the meeting is held.

Directors

The OBCA and BCBCA both provide that a public company must have a minimum of three directors. The OBCA does not have a provincial residency requirement for directors (although at least 25% must be resident Canadians) and the BCBCA has neither Canadian nor provincial residency requirements for directors.

Shareholders’ Rights of Dissent in Respect of the Continuance

The following is a summary of the operation of the provisions of the BCBCA relating to a registered Shareholder’s dissent and appraisal rights in respect of the Continuance. Such summary is not a comprehensive statement of the procedures to be followed by a Shareholder who seeks such dissent and appraisal rights and is qualified in its entirety by reference to the full text of Part 8, Division 2 of the BCBCA which is attached to this Information Circular as Schedule “D”. Any registered Shareholder considering the exercise of the right of dissent should seek legal advice, since failure to comply strictly with the provisions of the BCBCA may prejudice the registered Shareholder’s right of dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent. Accordingly, a beneficial owner of Common Shares desiring to exercise the right of dissent must make arrangements for the Common Shares beneficially owned to be registered in their name prior to the time the written objection to the Continuance Resolution is required to be received by the Company or, alternatively, make arrangements for the registered holder of such shares to dissent on their behalf.

Pursuant to Section 238 of the BCBCA, any shareholder who dissents from the Continuance Resolution (a “Continuance Dissenting Shareholder”) in compliance with Sections 237 to 247 of the BCBCA will be entitled to be paid by the Company the fair value of the Common Shares held by such Continuance Dissenting Shareholder determined as at the point in time immediately before the passing of the Continuance Resolution. A Continuance Dissenting Shareholder must dissent with respect to all Common Shares in which the holder owns a beneficial interest.

The filing of a notice of dissent deprives a Continuance Dissenting Shareholder of the right to vote at the Meeting, except if such Continuance Dissenting Shareholder ceases to be a Continuance Dissenting Shareholder in accordance with the Continuance Dissent Rights. For greater certainty, a shareholder who wishes to exercise the Continuance Dissent Rights may not vote in favour of the Continuance.

A shareholder who wishes to dissent must deliver written notice of dissent to the Company at its registered office, which is to be Suite 2300, 550 Burrard Street, Vancouver, BC, V6C 2B5, at least two days before the date on which the Continuance Resolution is to be voted upon and such notice of dissent must strictly comply with the requirements of Section 242 of the BCBCA.

In particular, the written notice of dissent must set out the number of Common Shares in respect of which the notice of dissent is to be sent and:

(a)	if such Common Shares constitute all of the Common Shares of which the shareholder is the registered and beneficial owner, a statement to that effect;

(b)

if such Shares constitute all of the Common Shares of which the shareholder is both the registered and beneficial owner but if the shareholder owns additional Common Shares beneficially, a statement to that effect and the names of the registered shareholders, the number of Common Shares held by such registered owners and a statement that written notices of dissent have or will be sent with respect to such shares; or

(c)

if the dissent rights are being exercised by a registered owner who is not the beneficial owner of such Common Shares, a statement to that effect and the name of the beneficial owner and a statement that the registered owner is dissenting with respect to all Common Shares of the beneficial owner registered in such registered owner’s name.

The Company is required promptly after the later of (i) the date on which the Company forms the intention to proceed with the Continuance; and (ii) the date on which the written notice of dissent was received, to notify each Continuance Dissenting Shareholder of its intention to act on the Continuance. Upon receipt of such notification, each Continuance Dissenting Shareholder is then required, if the Continuance Dissenting Shareholder wishes to proceed with the dissent, within one month after the date of such notice to send to the Company (a) a written statement that the Continuance Dissenting Shareholder requires the Company to purchase all of its Common Shares; (b) the certificates representing such Common Shares; and (c) if the dissent right is being exercised by the Continuance Dissenting Shareholder on behalf of a beneficial owner who is not the Continuance Dissenting Shareholder, a statement signed by the beneficial owner which sets out whether the beneficial owner is the beneficial owner of other Common Shares, and if so, (i) the names of the registered owners of such Common Shares; (ii) the number of such Common Shares; and (iii) that dissent is being exercised in respect of such Common Shares. A shareholder who fails to send the Company, within the required time frame, the written statements described above and the certificates representing the Common Shares in respect of which the Continuance Dissenting Shareholder dissents, forfeits the shareholder’s right to dissent.

On sending the required documentation to the Company, the fair value for a Continuance Dissenting Shareholder’s Common Shares will be determined as follows:

(a)

if the Company and a Continuance Dissenting Shareholder agree on the fair value of the Common Shares, then the Company must promptly pay that amount to the Continuance Dissenting Shareholder or promptly send notice to the Continuance Dissenting Shareholder that the Company is lawfully unable to pay the Continuance Dissenting Shareholders for their Common Shares; or

(b)

if a Continuance Dissenting Shareholder and the Company are unable to agree on a fair value, the Continuance Dissenting Shareholder may apply to the Supreme Court of British Columbia to determine the fair value of the Common Shares, and the Company must pay to the Continuance Dissenting Shareholder the fair value determined by such Court or promptly send notice to the Continuance Dissenting Shareholder that the Company is lawfully unable to pay the Continuance Dissenting Shareholders for their Common Shares.

The Company will be lawfully unable to pay the Continuance Dissenting Shareholder the fair value of their Common Shares if the Company is insolvent or would be rendered insolvent by making the payment to the Continuance Dissenting Shareholder. In such event, Continuance Dissenting Shareholders will have 30 days to elect to either (a) withdraw their dissent or (b) retain their status as a claimant and be paid as soon as the Company is lawfully able to do so or, in a liquidation, be ranked subordinate to its creditors but in priority to its shareholders.

If the Continuance is not implemented for any reason, Continuance Dissenting Shareholders will not be entitled to be paid the fair value for their Common Shares and the Continuance Dissenting Shareholders will be entitled to the return of any Common Share certificates delivered to the Company in connection with the exercise of the Continuance Dissent Rights.

The discussion above is only a summary of the Continuance dissent rights which are technical and complex. A Shareholder who intends to exercise Continuance dissent rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA. Persons who are beneficial owners of Common Shares registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such shares is entitled to dissent. It is suggested that any shareholder wishing to avail himself or herself of the Continuance dissent rights seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA may prejudice the availability of such dissent rights. Continuance Dissenting Shareholders should note that the exercise of dissent rights can be a complex, time-consuming and expensive process.

Form of Resolution

Shareholders will be asked at the Meeting to approve with or without variation the Continuance Resolution as follows:

“BE IT RESOLVED, as a special resolution, that:

1.

the continuance of the Company from the Province of British Columbia to the Province of Ontario, pursuant to the Business Corporations Act (British Columbia) (“BCBCA”) and the Business Corporations Act (Ontario) (the “OBCA”) is hereby authorized and approved;

2.

the Company is hereby authorized to make an application to the Registrar of Companies appointed under the BCBCA, pursuant to Section 308 of the BCBCA, for authorization to continue out of British Columbia into Ontario;

3.

the Company is hereby authorized to make an application to the Director appointed under the OBCA, pursuant to section 180 of the OBCA, for a Certificate of Continuance continuing the Company into Ontario under the OBCA;

4.

subject to the issuance of such Certificate of Continuance and without affecting the validity of the Company and the existence of the Company by or under its Notice of Articles and Articles and any act done thereunder, effective upon issuance of the Certificate of Continuance, the Company adopt the Articles of Continuance forming part of the said application for continuance and By-laws, substantially in the forms annexed as Schedules “B” and “C”, respectively, to the Company’s management information circular dated April 26, 2018, in substitution for the Notice of Articles and Articles of the Company;

5.	Gowling WLG (Canada) LLP be appointed as the Company’s agent to electronically file the Continuation Application with the Director appointed under the OBCA;

6.

the directors of the Company are hereby authorized, without further approval of the shareholders of the Company, to abandon the application for continuance of the Company under the OBCA at any time prior to the issue of a certificate of continuance by the Director appointed under the OBCA; and

7.

any director or officer of the Company is hereby authorized to execute and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable in connection with such continuance (including, without limitation, the execution and delivery of such articles of continuance and of certificates or other assurances that such continuance will not adversely affect creditors or shareholders of the Company), the execution of any such document or the doing of any such other actor thing by any director or officer of the Company being conclusive evidence of such determination.”

The Board has concluded that the Continuance is in the best interests of the Company and its Shareholders. Accordingly, the Board unanimously recommends that the Shareholders approve the Continuance Resolutions, by voting FOR the Continuance Resolutions at the Meeting.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION
(For the financial year ended October 31, 2017)

For the purposes of this Information circular, a “Named Executive Officer” or “NEO” means each of the following individuals:

(a)

each individual who, during any part of the Company’s financial year ended October 31, 2017, served as the chief executive officer (“CEO”) of the Company, including an individual performing functions similar to a CEO;

(b)

each individual who, during any part of the Company’s financial year ended October 31, 2017, served as chief financial officer (“CFO”) of the Company, including an individual performing functions similar to a CFO;

(c)

the most highly compensated executive officers of the Company and its subsidiaries, other than the individuals identified in paragraphs (a) and (b) as at October 31, 2017 whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6, for the financial year ended October 31, 2017; and

(d)

each individual who would be an NEO under paragraph (c) above but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, as at October 31, 2017.

Based on the foregoing definition, during the last completed financial year of the Company, there were five (5) Named Executive Officers, namely, (i) its President and CEO, John Philpott who has since resigned from this position on March 26, 2018, (ii) its former President and CEO, Alistair MacLennan who resigned on November 9, 2016, (iii) its current CFO, Garry J. Stewart; (iv) its former CFO, Robert Randall who resigned on May 1, 2017; and (v) its former CFO, Mark Gelmon who resigned on November 9, 2016.

Compensation Discussion and Analysis

The following disclosure is provided in relation to the Company prior to the business combination completed on March 26, 2018. Following the Meeting, the Board expects it will undertake a review of the Company’s executive compensation program to determine whether any changes should be considered by the Board and/or the Shareholders.

In assessing the compensation of its executive officers, the Company does not have in place any formal objectives, criteria or analysis; instead, it relies mainly on discussions at the Board level.

The Company’s executive compensation program has three principal components: base salary, incentive bonuses to be primarily made through either cash or the grant of restricted share units (RSUs), and incentive stock options. The determination and administration of base salaries or incentive bonuses, or both, are discussed in greater detail below. When appropriate to do so, incentive bonuses in the form of cash payments or RSUs, are designed to add a variable component of compensation, in addition to stock options, based on corporate and individual performances for Named Executive Officers, and may or may not be awarded in any financial year. The Company has no other forms of compensation for its NEOs, although payments may be made from time to time to individuals who are NEOs or companies they control, for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

The Company notes that it is in a development stage with respect to its business, has to operate with limited financial resources, and must control costs to ensure that funds are available to complete its business plans and otherwise fund its operations. The Board has to consider the current and anticipated financial position of the Company at the time of any compensation determination. The Board has attempted to keep the cash compensation paid to the Company’s NEOs relatively modest, while providing long-term incentives through the granting of stock options.

The Company’s executive compensation program is administered by the Board of Directors, and is designed to provide incentives for the enhancement of shareholder value. The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of the Shareholders and to reward corporate and individual performance. The Company’s compensation package has been structured in order to link shareholder return, measured by the change in the share price, with executive compensation through the use of incentive stock options as the primary element of variable compensation for its Named Executive Officers. The Company does not currently offer long-term incentive plans or pension plans to its NEOs.

The Company bases the compensation for a NEO on the years of service with the Company, responsibilities of each officer and their duties in that position. The Company also bases compensation on the performance of each officer. The Company believes that stock options can create a strong incentive to the performance of each officer and is intended to recognize extra contributions and achievements towards the goals of the Company.

The Board, when determining cash compensation payable to a NEO, takes into consideration their experience in the health care industry, as well as their responsibilities and duties and contributions to the Company’s success. NEOs receive a base cash compensation that the Company feels is in line with that paid by similar companies, subject to the Company’s financial resources; however no formal survey was completed by the Board.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance
Incentive Bonuses/RSUs	Discretionary cash payment or equity grant	Reward individual performance in achieving corporate goals
Incentive Stock Option	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

The Company relies on the discretion and judgment of the directors in establishing and amending contracts for all forms of compensation, including stock options to be granted to the NEOs, to ensure such arrangements reflect the responsibilities and risks associated with each position. There is no formal process using objectives, criteria, or analysis, for determining compensation. When determining the compensation of its officers, the Board is guided by the general objectives of the Company’s compensation strategy as set out above.

In performing its duties, the Board has considered the implications of risks associated with the Company’s compensation policies and practices. At its early stage of development and considering its current compensation policies, the Company has no compensation policies or practices that would encourage an executive officer or other individual to take inappropriate or excessive risks. An NEO or director is permitted for his or her own benefit and at his or her own financial risk, to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units or exchange funds, that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Option-Based Awards

Stock options are granted to provide an incentive to the directors, officers, employees and consultants of the Company to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company. The Company awards stock options to its executive officers based upon the recommendation of the Board, which recommendation is based upon the Board’s review of a proposal from the CEO. Previous grants of incentive stock options are taken into account when considering new grants. Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Company’s Board.

Summary Compensation Table

The following table sets forth the total compensation paid to or earned by the Named Executive Officers of the Company for its most recently completed financial year to October 31, 2017, and the previous fiscal years of the Company (ending October 31, 2016 and January 31, 2016):

Name and Principal Position	Year Ended	Salary ($)	Share- based Awards ($)	Option- based Awards(1) ($)	Non-equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long- term Incentive Plans
John Philpott, Former President & CEO	Oct. 31, 2017	150,000	Nil	Nil	84,375	Nil	Nil	Nil	234,375
	Oct. 31, 2016	76,062	Nil	Nil	Nil	Nil	Nil	Nil	76,062
Alistair MacLennan, Former President & CEO(2)	Oct. 31, 2017	Nil	Nil	Nil	Nil	Nil	Nil	6,000	6,000
	Oct. 31, 2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Garry J. Stewart Current CFO(3)	Oct. 31, 2017	67,500	Nil	Nil	30,375	Nil	Nil	Nil	97,875
Robert Randall Former CFO(4)	Oct. 31, 2017	Nil	Nil	Nil	Nil	Nil	Nil	90,980	90,980
	Oct. 31, 2016	Nil	Nil	Nil	Nil	Nil	Nil	91,023(4)	91,023
Mark Gelmon, Former CFO(5)	Oct. 31, 2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Oct. 31, 2016	Nil	Nil	Nil	Nil	Nil	Nil	22,500(6)	20,000
	Jan. 31, 2016	Nil	Nil	Nil	Nil	Nil	Nil	20,000(6)	20,000

(1)

The fair value of stock options granted during the last financial year is based on the difference between the exercise price of the stock options granted, and the last closing price of the Company’s shares on the trading date immediately preceding the dates of grant of the stock options, as a reasonable estimate of the benefit conferred at the time of the grant.

(2)	Mr. MacLennan was appointed as President & CEO on June 7, 2016, and resigned as an officer on November 9, 2016.
(3)	Mr. Stewart was appointed CFO on May 1, 2017.
(4)	Mr. Randall’s services as CFO were invoiced through Randall Consulting Inc. Mr. Randall resigned as an officer on May 1, 2017.
(5)	Mr. Gelmon served as CFO from 2009 until November 9, 2016.
(6)

Mr. Gelmon did not receive any compensation directly from the Company, as all compensation in connection with his services was paid to iO Corporate Services Ltd., a corporation which provides secretarial and accounting services.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the options granted to the Named Executive Officers to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year. No share-based awards were outstanding at the end of the most recently completed financial year.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- the-money Options ($)(1)
John Philpott, Former President & CEO	375,000(2)	$0.90	November 25, 2021	Nil
	200,000	$0.45	October 4, 2022	Nil
Alistair MacLennan, Former President & CEO	150,000(2)	$0.90	November 25, 2021	Nil
	100,000	$0.45	October 4, 2022	Nil
Robert Randall Former CFO	200,000	$0.90	November 25, 2021	Nil
Garry J. Stewart Current CFO	200,000	$0.45	October 4, 2022	Nil

(1)

The aggregate dollar value of the in-the-money unexercised vested options held at the end of the last financial year, based on the difference between the market value of the Common Shares at the financial year end of $0.44, and the exercise price. This does not mean the options were exercised or that any shares were sold at these values.

(2)	These stock options were cancelled on January 15, 2018.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value vested or earned during the year of option-based awards and non-equity incentive plan compensation paid to Named Executive Officers during the most recently completed financial year. No share-based awards were outstanding during the most recently completed financial year.

Name	Option-based Awards – Value Vested During the Year ($)(1)	Non-equity Incentive Plan Compensation – Value earned During the Year ($)
John Philpott, Former President & CEO	Nil	84,375
Alistair MacLennan Former President & CEO	Nil	Nil
Robert Randall Former CFO	Nil	Nil
Garry J. Stewart Current CFO	Nil	30,375

(1)

The aggregate value of the option-based awards vested during the most recent financial year is based on the difference between the Common Share price on the vesting day of any options that vested during the financial year and the exercise price of the options.

Pension Plan Benefits

The Company does not have a defined benefit or contribution plan, nor does it have any deferred compensation plans.

Termination and Change of Control Benefits

For the year ended October 31, 2017, the Company had agreements in place for payments to Named Executive Officers at, following or in connection with any termination (whether for cause or without cause) or a change of control of the Company. Lump sum payments upon change of control ranged between six and 12 months of the NEO’s total compensation or annual salary and, in some instances, include the continuation of comprehensive health and dental plan benefits for a period of time. In some agreements, the Company must meet a minimum market capitalization threshold before any payments will be made upon a change of control.

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors, not including those directors who were also Named Executive Officers, for the Company’s most recently completed financial year. No share-based awards were made during the most recently completed financial year and no non-equity incentive plan compensation or pensions were provided to directors.

Name	Fees Earned ($)	Option-based Awards(1) ($)	All Other Compensation ($)	Total ($)
Neil Smith	9,000	Nil	Nil	9,000
Ian Klassen	6,000	Nil	Nil	6,000
Danial Schecter	6,000	Nil	109,314	115,314
Robert Coltura(2)	Nil	Nil	Nil	Nil
Jason Leikam(3)	Nil	Nil	Nil	Nil

(1)

The fair value of stock options granted during the last financial year is based on the difference between the exercise price of the stock options granted, and the last closing price of the Company’s shares on the trading date immediately preceding the dates of grant of the stock options, as a reasonable estimate of the benefit conferred at the time of the grant.

(2)	Mr. Coltura resigned effective November 9, 2016.
(3)	Mr. Leikam resigned effective November 9, 2016.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the options granted to the directors of the Company, not including those directors who are also Named Executive Officers, to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year. No share-based awards were outstanding at the end of the most recently completed financial year.

Name	Option-based Awards - Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- money Options ($)(1)
Neil Smith	200,000(2)	$0.90	November 25, 2021	Nil
125,000	$0.45	October 4, 2022	Nil

Name	Option-based Awards - Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- money Options ($)(1)
Ian Klassen	150,000(2)	$0.90	November 25, 2021	Nil
100,000	$0.45	October 4, 2022	Nil
Danial Schecter	150,000(2)	$0.90	November 25, 2021	Nil
	100,000	$0.45	October 4, 2022	Nil

(1)

The aggregate dollar value of the in-the-money unexercised vested options held at the end of the last financial year, based on the difference between the market value of the Common Shares at the financial year end of $0.44, and the exercise price. This does not mean the options were exercised or that any shares were sold at these values.

(2)	These stock options were cancelled on January 15, 2018.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value vested or earned during the year of option-based awards and non-equity incentive plan compensation paid to the directors of the Company, not including those directors who are also Named Executive Officers, during the most recently completed financial year. No share-based awards were outstanding during the most recently completed financial year.

Name	Option-based Awards – Value Vested During the Year ($)(1)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Neil Smith	Nil	Nil
Ian Klassen	Nil	Nil
Danial Schecter	Nil	Nil

(1)

The aggregate value of the option based awards vested during the most recent financial year is based on the difference between the Common Share price on the vesting day of any options that vested during the financial year and the exercise price of the options.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information pertaining to the Company’s equity compensation plan as at the end of the most recently completed financial year (October 31, 2017):

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by securityholders	3,143,350	0.86	856,246
Equity compensation plans not approved by securityholders	Nil	N/A	NA
TOTAL	3,143,350	0.86	856,246

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

An “informed person” means:

(a)	a director or executive officer of the Company;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors. Directors and executive officers may, however, be interested in the approval of the Company’s Option Plan, as detailed in “Particulars of Matters to be Acted Upon – Approval of Option Plan”.

MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are substantially performed by the Company’s directors and executive officers. The Company has not entered into any contracts, agreements or arrangements with parties other than its directors and executive officers for the provision of such management functions.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.

The Board is currently comprised of five (5) directors, only one (1) of whom is independent for the purposes of NI 58-101; namely, Mark Sandler. Hon. Julian Fantino is not independent since he serves as the Executive Chairman of the Company. Raf Souccar is not independent since he serves as the Chief Executive Officer of the Company. John Philpott is not independent since he recently served as the Executive Vice-President of the Company. Dr. Michael Verbora is not independent since he serves as the Chief Medical Officer of the Company.

At the Meeting, Mr. John Philpott will not be seeking re-election to the Board. Mr. Bill Stewart who is being nominated for election as a director at the Meeting is independent for the purposes of NI 58-101. As noted above, the Board is in the process of searching for one or more additional directors and, in the interim, it is expected that Hon. Gary T. Goodyear will again serve as a director until an appropriate candidate is identified by the Board. He is not independent since he serves as the President, Clinic Operations. Therefore, assuming those persons nominated for election are elected at the Meeting, following the Meeting the Board will be comprised of six (6) directors, two (2) of whom will be independent.

Directorships

None of the directors or proposed directors are also directors of other reporting issuers.

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company’s offices and, from time to time, are combined with presentations by the Company’s management to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all Board members.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to date to promote a culture of ethical business conduct at the Board level.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation Governance

The Company does not have a separate Compensation Committee, so the entire Board of Directors comprises the Compensation Committee, and is responsible for, among other things, evaluating the performance of the Company’s executive officers, determining or making recommendations with respect to the compensation of the Company’s executive officers, making recommendations with respect to director compensation, incentive compensation plans and equity-based plans, making recommendations with respect to the compensation policy for the employees of the Company or its subsidiaries and ensuring that the Company is in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the Board has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

The Board does not have a pre-determined compensation plan. The Company does not engage in benchmarking practices and the process for determining executive compensation is at the discretion of the Board. For further discussion, see “Director and Executive Compensation – Compensation Discussion and Analysis” above.

The Board has not engaged the services of independent compensation consultants to assist it by making recommendations to the Board with respect to director and executive officer compensation.

Other Board Committees

The Board has no committees, other than the Audit Committee.

Assessments

Due to the minimal size of the Company’s Board of Directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”) reporting issuers are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor. The Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.	Purpose of the Committee

1.1

The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company’s financial statements and other relevant public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence and the performance of the internal audit function and the external auditors.

2.	Members of the Audit Committee

2.1

At least one member must be “financially literate” as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.2	The Audit Committee shall consist of no less than three Directors.

2.3	At least one member of the Audit Committee must be “independent” as defined under NI 52-110, while the Company is in the developmental stage of its business.

3.	Relationship with External Auditors

3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3	The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4	The Audit Committee will have direct communications access at all times with the external auditors.

4.	Non-Audit Services

4.1

The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)

performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.	Appointment of Auditors

5.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.	Evaluation of Auditors

6.1

The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.	Remuneration of the Auditors

7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2

The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.	Termination of the Auditors

8.1	The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.	Funding of Auditing and Consulting Services

9.1

Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.	Role and Responsibilities of the Internal Auditor

10.1

At this time, due to the Company’s size and limited financial resources, the Company’s Chief Executive Officer and Chief Financial Officer are responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.	Oversight of Internal Controls

11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.	Continuous Disclosure Requirements

12.1

At this time, due to the Company’s size and limited financial resources, the Company’s Chief Executive Officer and Chief Financial Officer are responsible for ensuring that the Company’s continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.	Other Auditing Matters

13.1	The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2

The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.	Annual Review

14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.	Independent Advisers

15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of Audit Committee

The current members of the Audit Committee are:

Hon. Julian Fantino	Not Independent(1)	Financially literate(2)
Mark Sandler	Independent(1)	Financially literate(2)
Dr. Michael Verbora	Not Independent(1)	Financially literate(2)

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

None of the current members of the Audit Committee have any formal education that is relevant to the performance of their responsibilities as a member of the Audit Committee. Each of the current members of the Audit Committee has general experience (based on his past occupations) that is relevant to the performance of his responsibilities as a member of the Audit Committee. As noted above, the Board is in the process of searching for one or more additional directors.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), Subsection 6.6.1(5) of NI 52-110 (Events Outside Control of Member) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110. Given the business combination completed on March 26, 2018, the Company has been and is currently relying on the exemptions in Subsections 6.1.1(4) (Circumstances Affecting the Business or Operations of the Venture Issuer) and 6.1.1(6) (Death, Incapacity or Resignation) of NI 52-110. As noted above, the Board is in the process of searching for one or more additional directors.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two financial years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
October 31, 2017	$47,000	Nil	$3,000	Nil
October 31, 2016	$38,000	Nil	$1,500	Nil

Exemption

As a TSX Venture Exchange listed issuer, the Company is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of NI 52-110.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited annual financial statements and accompanying management’s discussion and analysis (“MD&A”) for the year ended October 31, 2017.

Under National Instrument 51-102, Continuous Disclosure Obligations, any person or company who wishes to receive financial statements from the Company may deliver a written request for such material to the Company or the Company’s agent, together with a signed statement that the persons or company is the owner of securities of the Company. Shareholders who wish to receive financial statements are encouraged to send the enclosed mail card, together with the completed form of proxy, in the addressed envelope provided, to the Company’s registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. The Company will maintain a supplemental mailing list of persons or companies wishing to receive financial statements.

Shareholders may obtain copies of the Company’s financial statements and related MD&A by contacting the Company at its head office located at 8810 Jane Street, 2nd Floor, Vaughan, Ontario L4K 2M9. Additional information relating to the Company is available on SEDAR at www.sedar.com.

GENERAL

Unless otherwise specified, all matters referred to herein for approval by the Shareholders require a simple majority of the Shareholders voting, in person or by proxy, at the Meeting. Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The contents of this Information Circular have been approved and this mailing has been authorized by the Directors of the Company.

DATED as of the 26th day of April, 2018.

BY THE ORDER OF THE BOARD OF DIRECTORS OF
ALEAFIA HEALTH INC.

s/“Raf Souccar”
Raf Souccar
Chief Executive Officer

SCHEDULE “A”

ALEAFIA HEALTH INC.

STOCK OPTION PLAN

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1	DEFINITIONS

As used herein, unless anything in the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

“Administrator” means such director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time;

“Award Date” means the date on which the Board grants and announces a particular Option;

“Board” means the Board of Directors of the Company;

“Company” means Aleafia Health Inc. and any subsidiary thereof, (within the meaning of the Securities Act), as the context may apply;

“Consultant” means an individual (or a company wholly owned by the individual) who (i) provides ongoing consulting, technical, management or other services to the Company (excluding services provided in relation to a distribution of the Company’s securities); (ii) possesses technical, business or management expertise of value to the Company; (iii) provides the services under a written contract with the Company; (iv) spends a significant amount of time and attention to the business and affairs of the Company; and (v) has a relationship with the Company that enables the individual to be knowledgeable about the business and affairs of the Company;

“Director” means directors, senior officers and Management Company Employees of the Company;

“Employee” means (i) an individual considered an employee under the Income Tax Act, Canada (i.e. for whom income tax and other deductions are made by the Company); (ii) an individual who works full-time for the Company providing services normally provided by an employee of the Company but for whom income tax and other deductions are not made by the Company; and (iii) an individual who works for the Company on a continuing and regular basis for a minimum amount of time per week, but for whom income tax and other deductions are not made by the Company;

“Exchange” means the TSX Venture Exchange;

“Exercise Notice” means the notice respecting the exercise of an Option, in the form set out as Schedule B hereto, duly executed by the Option Holder;

“Exercise Period” means the period during which a particular Option may be exercised, being the period from and including the Award Date through to and including the Expiry Date;

“Exercise Price” means the price at which an Option may be exercised as determined in accordance with section 3.6;

“Expiry Date” means the date determined in accordance with section 3.3 and after which a particular Option cannot be exercised;

“Insider” means a Director, a director or senior officer of a company that is an Insider or subsidiary of the Company, or a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company;

“Investor Relations Activities” has the meaning ascribed thereto in the Exchange’s corporate finance manual;

“Management Company Employee” means an individual employed by a company providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in Investor Relations Activities;

“Option” means an option to acquire Shares, awarded to a Director, Employee or Consultant pursuant to the Plan;

“Option Certificate” means the certificate, substantially in the form set out as Schedule A hereto, evidencing an Option;

“Option Holder” means a current or former Director, Employee or Consultant who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person;

“Personal Representative” means (i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and (ii) in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder;

“Plan” means the Company’s stock option plan as embodied herein and as from time to time amended;

“RSU Plan” means the Company’s Restricted Share Unit Plan for up to a maximum of 500,000 Shares, as amended from time to time;

“Securities Act” means the Securities Act (British Columbia); and

“Share” or “Shares” means, as the case may be, one or more common shares without par value in the capital of the Company.

1.2	CHOICE OF LAW

The Plan is established under, and the provisions of the Plan shall be interpreted and construed solely in accordance with, the laws of the Province of British Columbia.

1.3	HEADINGS

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

ARTICLE II
PURPOSE AND PARTICIPATION

2.1	PURPOSE

The purpose of the Plan is to provide the Company with a Share-related mechanism to attract, retain and motivate Directors, Employees and Consultants, to reward such of those persons by the grant of options under the Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such persons to acquire Shares as long term investments.

2.2	PARTICIPATION

The Board shall, from time to time, in its sole discretion determine those Directors, Employees and Consultants, if any, to whom Options are to be awarded. If the Board elects to award an Option to a Director, the Board shall, in its sole discretion but subject to section 3.2, determine the number of Shares to be acquired on the exercise of such Option. If the Board elects to award an Option to an Employee or Consultant, the number of Shares to be acquired on the exercise of such Option shall be determined by the Board in its sole discretion, and in so doing the Board may take into account the following criteria:

(a)	the person’s remuneration as at the Award Date in relation to the total remuneration payable by the Company to all of its Employees and Consultants as at the Award Date;

(b)	the length of time that the person has provided services to the Company; and

(c)	the nature and quality of work performed by the person.

2.3	NOTIFICATION OF AWARD

Following the approval by the Board of the awarding of an Option, the Administrator shall notify the Option Holder in writing of the award and shall enclose with such notice the Option Certificate representing the Option so awarded.

2.4	COPY OF PLAN

Each Option Holder, concurrently with the notice of the award of the Option, shall be provided with a copy of this Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

2.5	LIMITATION

This Plan does not give any Option Holder who is a Director the right to serve or continue to serve as a Director, nor does it give any Option Holder who is an Employee or Consultant the right to be or to continue to be employed or engaged by the Company.

ARTICLE III
TERMS AND CONDITIONS OF OPTIONS

3.1	BOARD TO ALLOT SHARES

The Shares to be issued to Option Holders upon the exercise of Options shall be allotted and authorized for issuance by the Board prior to the exercise thereof.

3.2	NUMBER OF SHARES

The maximum number of Shares issuable under the Plan shall not exceed 10% of the number of Shares of the Company issued and outstanding as of each Award Date, inclusive of all Shares presently reserved for issuance pursuant to previously granted stock options under any other equity compensation plan, including for greater certainty but without limitation, the Company’s RSU Plan, unless shareholder approval is obtained in advance in accordance with section 6.5 hereof.

Options that have been cancelled or that have expired without being exercised in full shall continue to be issuable under the Plan. Subject to the provisions of section 6.5, Options that have been exercised will reduce the total number of Options available to be granted hereunder.

3.3	TERM OF OPTION

Subject to section 3.5, the Expiry Date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded, provided that such date shall not be later than the tenth anniversary of the Award Date of the Option, or such other maximum amount of time as may be allowable under the policies of the Exchange.

3.4	LIMITATIONS

The total number of Options awarded to any one individual in any twelve month period shall not exceed 5% of the issued and outstanding Shares of the Company at the Award Date (unless the Company has obtained disinterested shareholder approval).

The total number of Options awarded to any one Consultant for the Company shall not exceed 2% of the issued and outstanding Shares of the Company at the Award Date without consent being obtained from the Exchange.

The total number of Options awarded to all persons employed by the Company who perform Investor Relations Activities for the Company shall not exceed 2% of the issued and outstanding Shares of the Company, in any twelve month period, calculated at the Award Date without consent being obtained from the Exchange.

3.5	TERMINATION OF OPTION

An Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period provided that, with respect to the exercise of part of an Option, the Board may at any time and from time to time fix limits, vesting requirements or restrictions in respect of which an Option Holder may exercise part of any Option held by him. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 5:00 p.m. (Vancouver time) on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Board on the Award Date referred to in section 3.3 above, and the date established, if applicable, in subsections (a) to (c) below.

(a)

Death. In the event that the Option Holder should die while he or she is still (i) a Director or Employee, (other than an Employee performing Investor Relations Activities) the Expiry Date shall be 12 months from the date of death of the Option Holder; or (ii) a Consultant, or an Employee performing Investor Relations Activities, the Expiry Date shall be one month from the date of death of the Option Holder.

(b)

Ceasing to Hold Office. Unless otherwise determined by the Board of Directors in writing, in the event that the Option Holder holds his or her Option as Director and such Option Holder ceases to be a Director of the Company other than by reason of death, the Expiry Date of the Option shall be the 90th day following the date the Option Holder ceases to be a Director of the Company unless the Option Holder continues to be engaged by the Company as an Employee or Consultant, in which case the Expiry Date shall remain unchanged. However, if the Option Holder ceases to be a Director of the Company as a result of:

(i)	ceasing to meet the qualifications set forth in s.114 of the Business Corporations Act (British Columbia); or

(ii)	a special resolution having been passed by the members of the Company pursuant to subsection 130(3) of the Business Corporation Act (British Columbia),

then the Expiry Date shall be the date the Option Holder ceases to be a Director of the Company.

(c)

Ceasing to be Employed. Unless otherwise determined by the Board of Directors in writing, in the event that the Option Holder holds his or her Option as an Employee or Consultant of the Company (other than an Employee or Consultant performing Investor Relations Activities) and such Option Holder ceases to be an Employee or Consultant of the Company other than by reason of death, the Expiry Date of the Option shall be the 30th day following the date the Option Holder ceases to be an Employee or Consultant of the Company unless the Option Holder ceases to be such as a result of:

(i)	termination for cause; or

(ii)	an order of the British Columbia Securities Commission, the Exchange, or any regulatory body having jurisdiction to so order,

in which case the Expiry Date shall be the date the Option Holder ceases to be an Employee or Consultant of the Company.

(d)

Ceasing to Perform Investor Relations Activities. Notwithstanding the paragraph (c) immediately above, and unless otherwise determined by the Board of Directors in writing, in the event that the Option Holder holds his or her Option as an Employee or Consultant of the Company who provides Investor Relations Activities on behalf of the Company, and such Option Holder ceases to be an Employee or Consultant of the Company other than by reason of death, the Expiry Date shall be the date the Option Holder ceases to be an Employee or Consultant of the Company.

3.6	EXERCISE PRICE

The Exercise Price shall be that price per Share, as determined by the Board in its sole discretion, and announced as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an Option, provided that it shall not be less than the closing price of the Company’s Shares traded through the facilities of the Exchange (or, if the Shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the Shares are listed or quoted for trading) on the day preceding the Award Date, less any discount permitted by the Exchange, or such other price as may be required or permitted by the Exchange.

3.7	ASSIGNMENT OF OPTIONS

Options may not be assigned or transferred, and all Option Certificates will be so legended, provided however that the Personal Representatives of an Option Holder may, to the extent permitted by section 4.1, exercise the Option within the Exercise Period.

3.8	ADJUSTMENTS

If prior to the complete exercise of any Option the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for (collectively the “Event”), the Option, to the extent that it has not been exercised, shall be adjusted by the Board in accordance with such Event in the manner the Board deems appropriate. No fractional Shares shall be issued upon the exercise of the Options and accordingly, if as a result of the Event an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded. Additionally, no lots of Shares in an amount less than 500 Shares shall be issued upon the exercise of the Options unless such amount of Shares represents the balance left to be exercised under the Options.

3.9	EXERCISE RESTRICTIONS

The Board may, at the time an Option is awarded or upon renegotiation of the same, attach restrictions relating to the exercise of the Option, including vesting provisions. Any such restrictions shall be recorded on the applicable Option Certificate.

Notwithstanding the above, Options issued to Consultants performing Investor Relations Activities must vest in stages over at least twelve months with not more than one-quarter of the Options vesting in any three month period.

3.10	REPRESENTATIONS

For Options granted to Employees, Consultants or Management Company Employees, the Company will represent that the Option Holder is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

ARTICLE IV
EXERCISE OF OPTION

4.1	EXERCISE OF OPTION

An Option may be exercised only by the Option Holder or his Personal Representative. An Option Holder or his Personal Representative may exercise an Option in whole or in part, subject to any applicable exercise restrictions, at any time or from time to time during the Exercise Period up to 5:00 p.m. (Vancouver time) on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option.

4.2	ISSUE OF SHARE CERTIFICATES

As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall forward a new Option Certificate to the Option Holder concurrently with delivery of the aforesaid share certificate for the balance of the Shares available under the Option.

4.3	CONDITION OF ISSUE

The issue of Shares by the Company pursuant to the exercise of an Option is subject to this Plan and compliance with the laws, rules and regulations of all regulatory bodies applicable to the issuance and distribution of such Shares and to the listing requirements of any stock exchange or exchanges on which the Shares may be listed. The Option Holder agrees to comply with all such laws, rules and regulations and agrees to furnish to the Company any information, report and/or undertakings required to comply with and to fully cooperate with the Company in complying with such laws, rules and regulations.

4.4	MONITORING OF TRADES

An Option Holder who performs Investor Relations Activities shall provide written notice to the Board of each of his trades of securities of the Company, within five business days of each trade.

ARTICLE V
ADMINISTRATION

5.1	ADMINISTRATION

The Plan shall be administered by the Board, or an Administrator on the instructions of the Board or such committee of the Board formed in respect of matters relating to the Plan. The Board or such committee may make, amend and repeal at any time and from time to time such regulations not inconsistent with this Plan as it may deem necessary or advisable for the proper administration and operation of this Plan and such regulations shall form part of this Plan. The Board may delegate to the Administrator or any Director, Employee or officer of the Company such administrative duties and powers as it may see fit.

5.2	INTERPRETATION

The interpretation by the Board or its authorized committee of any of the provisions of this Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with this Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

ARTICLE VI
APPROVALS, AMENDMENTS AND TERMINATION

6.1	APPROVALS REQUIRED FOR PLAN

Prior to its implementation by the Company, this Plan is subject to the receipt of approval by the shareholders of the Company at a general meeting and approval of the Exchange.

6.2	PROSPECTIVE AMENDMENT

Subject to applicable regulatory approval, the Board may from time to time amend this Plan and the terms and conditions of any Option thereafter to be awarded and, without limiting the generality of the foregoing, may make such amendments for the purpose of meeting any changes in any relevant law, Exchange policy, rule or regulation applicable to this Plan, any Option or the Shares, or for any other purpose which may be permitted by all relevant laws, rules and regulations, provided always that any such amendment shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to such amendment.

6.3	RETROACTIVE AMENDMENT

Subject to applicable regulatory approval, the Board may from time to time retroactively amend this Plan and may also, with the consent of the affected Option Holders, retroactively amend the terms and conditions of any Options which have been previously awarded.

6.4	EXCHANGE APPROVAL

With the consent of affected Option Holders, the Board may amend the terms of any outstanding Option so as to reduce the number of optioned Shares, increase the Exercise Price, or cancel an Option without Exchange approval. Any other amendment will be subject to receiving prior Exchange approval.

6.5	SHAREHOLDER APPROVAL

This Plan must be approved by the Company’s shareholders annually, at a duly called meeting of the shareholders. Disinterested shareholder approval (as defined in Exchange policy) will be required for: (i) any reduction in the exercise price of Options granted to Insiders, if the Option Holder is an Insider of the Company at the time of the proposed amendment; and (ii) the situations where the Plan, together with all other outstanding options, could result at any time in:

(a)	the number of shares reserved for issuance under stock options granted to Insiders exceeding 10% of the Company’s issued Shares;

(b)	the grant to Insiders, within a 12 month period, of a number of options exceeding 10% of the Company’s issued Shares;

(c)	the issuance to any one Option Holder, within a 12 month period, of a number of Shares exceeding 5% of the Company’s Shares, or

(d)	such other maximum amounts as may allowable under the policies of the Exchange.

6.6	TERMINATION

The Board may terminate this Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination the Company, such Options and such Option Holders shall continue to be governed by the provisions of this Plan.

6.7	AGREEMENT

The Company and every person to whom an Option is awarded hereunder shall be bound by and subject to the terms and conditions of this Plan.

Approved by the shareholders on March 26, 2015, and amended effective April 26, 2017.

END OF DOCUMENT

SCHEDULE A
ALEAFIA HEALTH INC.
STOCK OPTION PLAN
OPTION CERTIFICATE

This certificate is issued pursuant to the provisions of Aleafia Health Inc. (the “Company”) Stock Option Plan (the “Plan”) and evidences that (Name of Optionee)____________________________________________________________________________is the holder of an option (the “Option”) to purchase up to ________________(Number of Shares) common shares (the “Shares”) in the capital stock of the Company at a purchase price of $_________per Share. Subject to the provisions of the Plan:

(a)	the Award Date of this Option is ____________________(insert date of grant); and

(b)	the Expiry Date of this Option is ____________________(insert date of expiry).

Additional Vesting or Other Restrictions: (insert as applicable)

This Option may be exercised in accordance with its terms at any time and from time to time from and including the Award Date through to and including up to 5:00 p.m. (Vancouver time) on the Expiry Date, by delivering to the Company an Exercise Notice, in the form provided in the Plan, together with this certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

By countersigning this Option Certificate:

(a)	the Option Holder acknowledges that the Option Holder has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Certificate;

(b)	The undersigned hereby consents to:

(i)	the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A of the policies of the Exchanged attached hereto) pursuant to this Form; and

(ii)	the collection, use and disclosure of Personal Information by the Exchange for the purposes described in the attached Appendix 6A or as otherwise identified by the Exchange, from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Option Certificate as of the ___ day of ___________________, 20___.

Aleafia Health Inc.

Per:
«Name», Option Holder		Authorized Signatory

SCHEDULE B
EXERCISE NOTICE

To:	The Administrator, Stock Option Plan
Aleafia Health Inc. (the “Company”)

The undersigned hereby irrevocably gives notice, pursuant to the Company’s Stock Option Plan (the “Plan”), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(c)	all of the Shares; or

(d)	__________________of the Shares, which are the subject of the Option Certificate attached hereto.

Calculation of total Exercise Price:

(i)	number of Shares to be acquired on exercise:	___________ Shares

(ii)	multiplied by the Exercise Price per Share:	$___________

	TOTAL EXERCISE PRICE, enclosed herewith:	$___________

The undersigned tenders herewith a certified cheque or bank draft in an amount equal to the total Exercise Price of the aforesaid Shares, as calculated above, and directs the Company to issue the share certificate evidencing said Shares in the name of the undersigned to be mailed to the undersigned at the following address:

_____________________________________________________

_____________________________________________________

_____________________________________________________

DATED the day of _____________________, 20___.

Signature of Option Holder

Name of Option Holder (please print)

SCHEDULE “B”

[Form of Articles of Continuance to follow]

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

Form 6
Business Corporations Act

Formule 6
Loi sur les sociétés par actions

ARTICLES OF CONTINUANCE
STATUTS DE MAINTIEN

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

ALEAFIA HEALTH INC.

2. The corporation is to be continued under the name (if different from 1):
Nouvelle dénomination sociale de la société (si elle différente de celle inscrite ci-dessus) :

3. Name of jurisdiction the corporation is leaving: / Nom du territoire (province ou territoire, État ou pays) que quitte la société :

British Columbia

Name of jurisdiction / Nom du territoire

4. Date of incorporation/amalgamation: / Date de la constitution ou de la fusion :

2007/02/07

Year, Month, Day / année, mois, jour

5. The address of the registered office is: / Adresse du siège social en :

8810 Jane Street, 2nd Floor

Street & Number or R.R. Number & if Multi-Office Building give Room No.
Rue et numéro ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau

Vaughan ONTARIO L4K 2M9

Name of Municipality or Post Office / Nom de la municipalité ou du bureau de poste

Postal Code/Code postal

07171 (2011/05)
© Queen's Printer for Ontario, 2011 / © Imprimeur de la Reine pour l'Ontario, 2011
Page 1 of/de 7

6. Number of directors is/are: Nombre d'administrateurs :

Fixed number / Nombre fixe		OR minimum and maximum / OU minimum et maximum	3	10

7. The director(s) is/are: / Administrateur(s) :

First name, middle names and surname Prénom, autres prénoms et nom de famille	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal	Resident Canadian State 'Yes' or 'No' Résident canadien Oui/Non
Julian Fantino		Yes
Raf Souccar		Yes
Mark Sandler		Yes
Michael Verbora		Yes
William Stewart		Yes
Gary Goodyear		Yes

8. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la société.

None.

07171 (2011/05)

Page 2 of/de 7

9. The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée à émettre :

07171 (2011/05)

Page 3 of/de 7

10. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série :

N/A

07171 (2011/05)

Page 4 of/de 7

11. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restreint. Les restrictions, s'il y a lieu, sont les suivantes :

None.

07171 (2011/05)

Page 5 of/de 7

12. Other provisions, (if any):
Autres dispositions s'il y a lieu :

Where the articles provide for a minimum and maximum number of directors, the directors are empowered to determine the number of directors provided that the directors may not, between meetings of shareholders, appoint an additional director if, after such appointment, the total number of directors would be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders.

07171 (2011/05)

Page 6 of/de 7

13. The corporation has complied with subsection 180(3) of the *Business Corporations Act*.
La société s'est conformée au paragraphe 180(3) de la *Loi sur les sociétés par actions*.

14. The continuation of the corporation under the laws of the Province of Ontario has been properly authorized under the laws of the jurisdiction in which the corporation was incorporated/amalgamated or previously continued on
Le maintien de la société en vertu des lois de la province de l'Ontario a été dûment autorisé en vertu des lois de l'autorité législative sous le régime de laquelle la société a été constituée ou fusionnée ou antérieurement maintenue le

Year, Month, Day
année, mois, jour

15. The corporation is to be continued under the *Business Corporations Act* to the same extent as if it had been incorporated thereunder.
Le maintien de la société en vertu de la *Loi sur les sociétés par actions* a le même effet que si la société avait été constituée en vertu de cette loi.

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

Aleafia Health Inc.

Name of Corporation / Dénomination sociale de la société

By / Par

Signature / Signature

Print name of signatory / Nom du signataire en lettres moulées

Description of Office / Fonction

These articles **must** be signed by a director or officer of the corporation (e.g. president, secretary)
Ces statuts doivent être signés par un administrateur ou un dirigeant de la société (p. ex. : président, secrétaire).

07171 (2011/05)

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SCHEDULE “C”

[Form of By-laws to follow]

BY-LAW NO. 1A

A by-law relating generally to the
transaction of the business and affairs of

ALEAFIA HEALTH INC.

(the “Corporation”)

-i-

TABLE OF CONTENTS
(continued)

-ii-

TABLE OF CONTENTS
(continued)

-iii-

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this By-law, any capitalized term used, but not otherwise defined, has the meaning given to that term in the Act. In addition, the following terms have the following meanings:

1.1.1

“Act” means the Business Corporations Act (Ontario) and all regulations made under that Act, as it may be amended or replaced, and any reference to a particular provision of that Act will be deemed also to be a reference to any similar provision resulting from its amendment or replacement;

1.1.2	“Annual Meeting of Shareholders” means the annual meeting of shareholders of the Corporation held as prescribed by section 94(1) of the Act;

1.1.3	“Board” means the board of directors of the Corporation;

1.1.4	“By-laws” means this by-law, as amended or restated, and all other by-laws of the Corporation in force and effect;

1.1.5	“Corporation” means Aleafia Health Inc.;

1.1.6	“ECA” means the Electronic Commerce Act, 2000 (Ontario);

1.1.7	“Electronic Document” means a document, information or a record that is “electronic” within the meaning supplied by the ECA;

1.1.8	“Meeting of Shareholders” means an Annual Meeting of Shareholders and a Special Meeting of Shareholders;

1.1.9	“Recorded Address” means:

1.1.9.1	in the case of a shareholder, the shareholder’s address as recorded in the securities register of the Corporation;

1.1.9.2	in the case of joint shareholders, the address as recorded in the securities register of the Corporation in respect of that joint holding, or the first address recorded, if there is more than one; and

1.1.9.3

in the case of a director, the director’s latest address as shown in the records of the Corporation or in the most recent notice of directors or notice of change of directors as filed under the Corporations Information Act (Ontario), whichever is more current;

1.1.10	“Signing Officer” means a person authorized under Section 2.2 to sign documents or share certificates on behalf of the Corporation;

1.1.11	“Special Meeting of Shareholders” means a meeting of the holders of any class or series of shares and a special meeting of all shareholders entitled to vote at an Annual Meeting of Shareholders;

1.1.12	“STA” means the Securities Transfer Act, 2006 (Ontario); and

1.1.13	“Transferee” is defined in Section 11.6.

1.2	Gender and Number

In this By-law, words signifying the singular number include the plural and vice versa, and words signifying gender include all genders.

1.3	Extended Meanings

Every use of the words “includes” or “including” in this By-law is to be construed as meaning “includes, without limitation” or “including, without limitation”, respectively.

1.4	Headings

The division of this By-law into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for convenience of reference only and do not affect the construction or interpretation of this By-law.

1.5	References in this By-law

References in this By-law to an Article, Section, Schedule or Exhibit are to be construed as references to an Article, Section, Schedule or Exhibit of or to this By-law unless otherwise specified.

1.6	Articles Govern

Where any provision of this By-law conflicts with the Articles, the Articles will govern.

ARTICLE 2
BUSINESS OF THE CORPORATION

2.1	Financial Year

The Board will determine the date on which the financial year of the Corporation will end.

2.2	Signing Documents

Contracts, deeds, instruments in writing and other documents, including Electronic Documents, may be signed on behalf of the Corporation by any two directors or officers of the Corporation or any director acting together with any officer of the Corporation. In addition, the Board may direct the manner in which, and the person or persons by whom any specific, or general class of, documents may or will be signed on behalf of the Corporation.

2.3	Voting Rights in Other Bodies Corporate

The Signing Officer of the Corporation may sign and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation, in favour of any person or persons as may be determined by the Signing Officer.

In addition, the Board may, by resolution, direct the manner in which, and the person or persons by whom, any specific voting right or class of voting rights may or will be exercised.

2.4	Banking Arrangements

The Corporation’s banking business, including the borrowing of money and the granting of security, will be transacted with any bank, trust company or other organization as may be designated by or under the authority of the Board. The Corporation’s banking business will be transacted under any documents, instructions and delegations of powers that the Board prescribes.

2.5	Divisions

The Board may order any part of the business and operations of the Corporation to be divided into one or more divisions upon any basis the Board considers appropriate, including type of business or operations, geographical territory, product line, or type of goods or services provided. In connection with that division, the Board or, subject to any direction by the Board, the Chief Executive Officer, may authorize upon any basis the Board considers appropriate:

2.5.1	Subdivision and Consolidation—the further division of the business and operations of any division into sub-units, or the consolidation of the business and operations of any divisions and sub-units;

2.5.2

Name—the designation of any division or sub-unit by, and the carrying on of the business and operations of any division or sub-unit under, a name other than the name of the Corporation, provided that the Corporation will set out its name in legible characters in all places required by law; and

2.5.3

Officers—the appointment of officers for any division or sub-unit, the determination of their powers and duties, and the removal of any officers so appointed; provided that those officers will be officers of that division or sub-unit only, and not of the Corporation as a whole.

2.6	Registered Office

The Corporation must have its registered office in Ontario at the location specified in its Articles, or as specified in a resolution as permitted under the Act.

ARTICLE 3
BOARD

3.1	Fixed Board and Election of Directors

Where the Articles provide for a fixed number of directors, the number to be elected to the Board will be the number set out in the Articles.

3.2	Floating Board and Election of Directors

Where the Articles provide for a minimum and maximum number of directors, the number to be elected to the Board will be the number fixed by Special Resolution of the shareholders at any time, or, if the shareholders have conferred that power to the directors, by resolution of the directors, or, if the number is not fixed, the number within that minimum and maximum elected at the Annual Meeting of Shareholders.

ARTICLE 4
MEETINGS OF DIRECTORS

4.1	First Meeting of New Board

Immediately following any Meeting of Shareholders electing directors, the Board may, without notice, hold its first meeting for any business that may come before the meeting, provided a quorum of the Board is present.

4.2	Number of Directors

The Corporation will have not fewer than three directors, and at least one-third of the directors of the Corporation will not be officers or employees of the Corporation or any of its affiliates.

4.3	Residency

Subject to the Act, at least 25% of the directors of the Corporation must be Resident Canadians, but where the Corporation has less than four directors, at least one director must be a Resident Canadian.

4.4	Vacancies

4.4.1	Subject to the Act and the Articles, a quorum of the Board may fill a vacancy among the directors, except a vacancy resulting from:

4.4.1.1	a failure to elect the number of directors required to be elected at any Meeting of Shareholders;

4.4.1.2	an increase in the maximum number of directors provided for in the Articles; or

4.4.1.3

an increase in the number of directors in circumstances where the directors have been empowered by the Articles or a Special Resolution to determine the number of directors within the minimum and maximum number provided for in the Articles, and the number of directors in office after filling the vacancy would be greater than one and one-third times the total number of directors required to have been elected at the last Annual Meeting of Shareholders.

4.4.2

A quorum of the Board will not fill a vacancy in circumstances where the holders of any class or series of shares have an exclusive right to elect one or more directors and a vacancy occurs among those directors. In those circumstances the vacancy will be filled only in accordance with the Act and the Articles.

4.4.3

Subject to the Act, if there is not a quorum of the Board, or if the vacancy has arisen in the circumstances referred to in Section 4.4.1.1, the directors then in office will immediately call a Special Meeting of Shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

4.5	Place of Meetings

Meetings of the Board may be held at the registered office of the Corporation or at any other place within or outside Ontario, as determined by the Board. In any financial year of the Corporation, it will not be necessary that a majority of the meetings of the Board be held at a place within Canada.

4.6	Meeting by Electronic Means, etc.

If all the directors of the Corporation present at or participating in the meeting consent, a meeting of the Board or of a committee of the Board may be held by means of any telephone, electronic or other communication facility that permits all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in a meeting by those means is deemed to be present at that meeting.

4.7	Calling of Meetings

Subject to the Act, the Articles, the By-laws and any resolution of the Board, in addition to any regular meetings of the Board scheduled under Section 4.15, a quorum of the Board may, at any time, call a meeting of the Board for the transaction of any business the general nature of which is specified in the notice calling the meeting.

4.8	Notice of Meetings

Subject to the Act, the By-laws and any resolution of the Board, notice of the time and place of a meeting of the Board will be given, in the manner provided in Section 11.1, to each director not less than 48 hours before the time when the meeting is to be held but if any one of the President, the Managing Director and the Chief Executive Officer considers it a matter of urgency that a meeting of the Board be convened, he or she may give notice of a meeting by means of any telephone, electronic or other communication facility no less than one hour before the meeting. No notice of a meeting will be necessary if all the directors in office are present or if those absent waive notice of that meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

4.9	Adjourned Meeting

Notice of an adjourned meeting of the Board is not required to be given if the time and place of the adjourned meeting is announced at the original meeting.

4.10	Quorum

4.10.1

Unless otherwise required by law or provided in the Articles, a majority of the Board constitutes a quorum at any meeting of the Board. No attempt will be made to set a quorum at less than two-fifths of the number of directors or the minimum number of directors required by the Articles.

4.10.2

If no quorum exists for the purpose of voting on a resolution to approve a contract or transaction only because a director is not permitted to be present at the meeting by reason of Section 4.13, the remaining directors of the Corporation will be deemed to constitute a quorum for the purposes of voting on the resolution.

4.11	Chair of a Meeting

The chair of any meeting of the Board will be selected in descending order from the following list of officers, with the position going to the first selected officer who has been appointed, who is a director, and who is present at the meeting:

4.11.1	the Chairperson of the Board;

4.11.2	the Managing Director;

4.11.3	the President; and

4.11.4	a Vice-President.

If all those officers are absent, or unable or unwilling to act, the directors present at the meeting will choose one of their number to be chair of the meeting.

4.12	Votes to Govern

Unless otherwise required by the Act or the Articles, at all meetings of the Board, every question will be decided by a majority of the votes cast on the question. In case of an equality of votes on any question, the chair of the meeting will not be entitled to a second or casting vote.

4.13	Disclosure of Interest

A director who is a party to, or who is a director or officer of, or has a material interest in, any person who is a party to, a material contract or material transaction, or a proposed material contract or material transaction, with the Corporation, will disclose the nature and extent of his or her interest at the time and in the manner provided by the Act. A director required to make that disclosure will not attend any part of a meeting during which the contract or transaction that is the subject of the disclosure is discussed, and will not vote on any resolution to approve that contract or transaction, except as provided by the Act. Where all of the directors of the Corporation are required to make disclosure under this Section, the contract or transaction may be approved only by the shareholders.

4.14	Remuneration and Expenses

Subject to the Articles and the By-laws, the directors will be paid remuneration for their services in the manner and amounts determined by the Board. The directors will also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board or any committee of the Board. Nothing in this By-law will preclude any director from serving the Corporation in any other capacity and receiving remuneration for that service.

4.15	Regular Meetings

The Board may fix a day or days in any month or months for regular meetings of the Board at a place and hour to be named. A copy of any resolution of the Board fixing the place and time of those regular meetings will be sent to each director promptly after being passed, but no other notice will be required for any regular meeting except where the Act requires the purpose of, or the business to be transacted at, that meeting to be specified.

4.16	Resolution in lieu of Meeting

A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of the Board or committee of the Board, is as valid as if it had been passed at a meeting of the Board or committee of the Board. That resolution may be signed in counterparts, each of which will be an original and all of which together will constitute one and the same resolution.

ARTICLE 5
COMMITTEES

5.1	Committees of the Board

The Board may appoint from its membership one or more committees of directors, however designated, and delegate to any committee of the Board any of the powers of the Board except those which, under the Act, a committee of the Board has no authority to exercise.

5.2	Transaction of Business

The powers of a committee of the Board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of that committee who would have been entitled to vote on that resolution at a meeting of that committee. Meetings of any committee may be held at any place within or outside Ontario.

5.3	Advisory Bodies

The Board may appoint one or more advisory bodies. Membership in any advisory body appointed by the Board will not in itself confer any right to receive notices of or attend meetings of the Corporation’s directors or shareholders.

5.4	Procedure

Unless otherwise determined by the Board, each committee and each advisory body will have the power to:

5.4.1	fix its quorum at not less than a majority of its members;

5.4.2	elect its chair; and

5.4.3	regulate its procedure.

5.5	Audit Committee

The Corporation will have an audit committee, composed of not fewer than three directors of the Corporation, a majority of whom are not officers or employees of the Corporation or any of its affiliates, to hold office until the next Annual Meeting of Shareholders. The audit committee will review the financial statements of the Corporation and will report on them to the Board before they are approved by the Board under the Act. The Corporation’s auditor is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard at every meeting of the audit committee, and, if requested by a member of the audit committee, will attend every meeting of the audit committee held during the term of office of the auditor.

5.6	Calling Meetings of Audit Committee

The auditor of the Corporation, or a member of the audit committee, may call a meeting of the audit committee.

5.7	Right of Auditor to be Heard

The auditor of the Corporation is entitled to attend at the expense of the Corporation and be heard at meetings of the Board on matters relating to the auditor’s duties.

ARTICLE 6
OFFICERS

6.1	Appointment

The Board, in its discretion, may appoint any of the officers named in this Article 5, as well as any other officers as the Board may determine, including one or more assistants to any of those officers. All officers will be individuals selected for appointment at the discretion of the Board, each of whom may, but need not be, a director, unless otherwise specified below. The power of the Board and, where applicable, the Chief Executive Officer to determine the powers and duties of the Corporation’s officers is subject to the Act, the Articles and the By-laws.

6.2	Chairperson of the Board

The Board may appoint from its membership a Chairperson. If appointed, the Chairperson will exercise any other powers and perform any other duties as the Board may specify. During the absence or disability of the Chairperson, the Chairperson’s duties will be performed and the Chairperson’s powers exercised by the Managing Director, if any, or by any other officer who is designated by the Board to exercise those powers.

6.3	Managing Director

The Board may appoint from its membership a Managing Director. If appointed, the Managing Director will exercise any powers of the directors as may be delegated to the Managing Director by the Board.

6.4	Chief Executive Officer

6.4.1

The Board may appoint from its membership a Chief Executive Officer of the Corporation. If at any time the Board removes the Chief Executive Officer without appointing a replacement, the President, if appointed, will be deemed to have been designated the Chief Executive Officer of the Corporation until the Board appoints another individual it designates as the Chief Executive Officer.

6.4.2	An individual designated or deemed to have been designated as the Chief Executive Officer of the Corporation under Section 6.4.1 will exercise general supervision over the affairs of the Corporation.

6.5	President

The Board may appoint from its membership a President who will exercise any powers and perform any duties that the Board or the Chief Executive Officer may specify.

6.6	Vice-President

The Board may appoint one or more Vice-Presidents who will exercise any powers and perform any duties that the Board or the Chief Executive Officer may specify.

6.7	Secretary

The Board may appoint a Secretary. If appointed, and unless otherwise determined by the Board, the Secretary will attend and be the secretary of all meetings of the Board and committees of the Board, and all Meetings of Shareholders. The Secretary will enter or cause to be entered, in the records kept for that purpose, minutes of all proceedings at meetings of the Board and committees of the Board, and at Meetings of Shareholders, whether or not the Secretary attends those meetings. The Secretary will give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the Board. The Secretary will be the custodian of all books, papers, records, instruments in writing and other documents, including Electronic Documents, belonging to the Corporation, except when some other officer or agent has been appointed for that purpose. The Secretary will have any other powers and duties as the Board or the Chief Executive Officer may specify.

6.8	Treasurer

The Board may appoint a Treasurer. If appointed, the Treasurer will keep proper accounting records in compliance with the Act and will be responsible for the deposit of money, the safe keeping of securities and the disbursement of funds of the Corporation, and will have any other powers and duties as the Board or the Chief Executive Officer may specify. When requested, the Treasurer will provide the Board with a detailed account of all of the Treasurer’s transactions and of the financial position of the Corporation.

6.9	Comptroller

The Comptroller, if appointed, will perform any of the duties of the Treasurer as may be prescribed by the Board and will perform any other duties and have such additional powers as may be prescribed by the Board or the Chief Executive Officer. The Comptroller may also be known and designated as Controller.

6.10	Powers and Duties of Other Officers

The powers and duties of any other officers appointed by the Board will be those that the Board or the Chief Executive Officer may specify. The Board and, where the authority to do so is not restricted to the Board, the Chief Executive Officer may, vary, add to, or limit the powers and duties of any officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board or the Chief Executive Officer otherwise directs.

6.11	Agents and Attorneys

The Board will have power to appoint agents or attorneys for the Corporation within or outside of Ontario with any powers of management (including the power to sub-delegate) that the Board deems appropriate.

6.12	Term of Office

The Board, in its discretion, may remove and replace any officer of the Corporation, without prejudice to that officer’s rights under any employment contract. Otherwise, each officer appointed by the Board will hold office until a successor is appointed or that officer resigns.

ARTICLE 7
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.1	Limitation of Liability

Except as otherwise provided in the Act, no individual referred to in Section 7.2 will be liable for any loss, cost, damage, expense or other misfortune incurred or suffered by the Corporation, unless it results through his or her failure, when exercising the powers and discharging the duties of his or her office, to act honestly and in good faith with a view to the best interests of the Corporation, or to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

7.2	Indemnity

7.2.1

Subject to the Act, the Corporation will indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of his or her association with the Corporation or other entity if:

7.2.1.1

he or she acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he or she acted as a director or officer or in a similar capacity at the Corporation’s request; and

7.2.1.2	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

7.2.2

The right to indemnity provided in this Section 7.2 will include the right to the advance of moneys from the Corporation for the costs, charges and expenses of a proceeding referred to in Section 7.2.1, which moneys must be repaid if the individual to whom they were advanced has not fulfilled the conditions set out in Section 7.2.1. The Corporation will also indemnify the persons listed in Section 7.2.1 in any other circumstances that the Act permits or requires. Nothing in this By-law will limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this By-law.

7.3	Insurance

Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any individual referred to in Section 7.2.1 against any liabilities and in any amounts as the Board may determine and as are permitted by the Act.

ARTICLE 8
SHARES

8.1	Issue

Subject to the Act and the Articles, the Board may issue, or grant options to purchase, the whole or any part of the authorized and unissued shares of the Corporation at the times, to the persons, and for the consideration as the Board determines. No share will be issued until it is fully paid as provided by the Act.

8.2	Commissions

The Board may authorize the Corporation to pay a reasonable commission to any person in consideration of that person purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any of the Corporation’s shares.

8.3	Registration of Transfer

Subject to the STA, no transfer of a share or other security of the Corporation will be registered in the Corporation’s securities register unless:

8.3.1	under the terms of the share or other security, the proposed transferee is eligible to have the share or other security registered in that person’s name;

8.3.2

the Corporation is presented with the certificate representing the share or other security, with an endorsement, which complies with the STA, made on or delivered with it, together with any reasonable assurance that the endorsement is genuine and effective that the Board may prescribe;

8.3.3	any applicable law relating to the collection of taxes has been complied with;

8.3.4	the transfer does not violate any restriction on transfer imposed by law, the Act, the STA, the Articles or the By-laws;

8.3.5	the transfer can be made in compliance with the provisions of the STA relating to any demand made under the STA that the Corporation not register the transfer; and

8.3.6	the transfer is rightful, or is to a protected purchaser as defined in the STA.

8.4	Transfer Agents and Registrars

Subject to the Act, the Board may appoint one or more trustees or agents to maintain a central securities register, branch securities registers, and registers of transfers. The trustee or agent may be referred to as a registrar, transfer agent or branch transfer agent and his or her duties may be prescribed by the Board. One person may be appointed both registrar and transfer agent or branch transfer agent. The Board may, at any time, terminate that appointment.

8.5	Share Certificates

8.5.1

Every holder of one or more shares of the Corporation will be entitled, upon request, to a share certificate in respect of the shares held by that shareholder that complies with the Act, or to a non-transferable written acknowledgement of that shareholder’s right to obtain a share certificate from the Corporation in respect of the shares held by that shareholder. Share certificates and acknowledgements of a shareholder’s right to a share certificate, respectively, will be in the form approved by the Board.

8.5.2	A share certificate will be signed by:

8.5.2.1	at least one director or officer of the Corporation;

8.5.2.2	a trustee who certifies it in accordance with a trust indenture; or

8.5.2.3	a registrar, transfer agent or branch transfer agent of the Corporation, or an individual on their behalf,

and any signatures required on a share certificate may be manual, or may be printed or otherwise mechanically reproduced on the certificate.

8.5.3

If a share certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the share certificate even though the person has ceased to be a director or an officer of the Corporation, and the share certificate is as valid as if the person were a director or an officer at the date of its issue.

8.5.4

Unless the Board otherwise determines, certificates representing shares in respect of which a registrar, transfer agent or a branch transfer agent has been appointed, will not be valid unless countersigned by or on behalf of that registrar, transfer agent or branch transfer agent.

8.6	Replacement of Share Certificates

The Board, or any officer or agent designated by the Board, may, in its or that person’s discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated, or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken, on payment of a reasonable fee and on terms as to indemnity, reimbursement of expenses, and evidence of loss and of title as the Board may prescribe, whether generally or in any particular case.

8.7	Joint Shareholders

If two or more persons are registered as joint holders of shares of the Corporation, the Corporation is not required to issue more than one certificate in respect of the shares, and delivery of that certificate to one of the joint holders will be sufficient delivery to all of them. Any one of the joint holders of the shares may give effectual receipt for the certificate issued in respect of the shares, and any dividend, bonus, return of capital or other money payable or warrant issuable in respect of the shares.

8.8	Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of shares of the Corporation, the Corporation will not be required to make any entry in the securities register, or to adjust the payment of any dividend or other payments as a result of that death, until the Corporation is provided with all documents evidencing that death as may be required by law, and there has been compliance with the reasonable requirements of the Corporation and its transfer agent.

ARTICLE 9
MEETINGS OF SHAREHOLDERS

9.1	Annual Meetings

Subject to the Act, the Annual Meeting of Shareholders will be held on the date and at the time determined by the Board, for the purpose of considering the financial statements and reports required by the Act to be placed before the Annual Meeting of Shareholders, electing directors, appointing auditors and for the transaction of any other business that may properly be brought before the meeting. Not less than 21 days before each Annual Meeting of Shareholders, or before the signing of a resolution referred to in section 104(1)(b) of the Act in lieu of the Annual Meeting of Shareholders, the Corporation will send a copy of the documents referred to in section 154 of the Act to all shareholders who have informed the Corporation that they wish to receive a copy of those documents.

9.2	Special Meetings

Subject to the Act, the Board may at any time call a Special Meeting of Shareholders to be held on the date and at the time determined by the Board.

9.3	Place of Meetings

Subject to the Act and the Articles, Meetings of Shareholders will be held within or outside Ontario, on the dates and at the times as determined by the Board, and at the place where the registered office of the Corporation is located or at any other place as determined by the Board. A Meeting of Shareholders held by telephonic or electronic means, as provided in Section 9.4, will be deemed to be held at the place where the registered office of the Corporation is located.

9.4	Meeting by Electronic Means, etc.

Unless the Articles or the By-laws provide otherwise, a Meeting of Shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting will be deemed for the purposes of the Act to be present at the meeting.

9.5	Notice of Meetings

Notice of the time and place of each Meeting of Shareholders will be given in the manner provided in Section 11.1, not less than 21 days and not more than 50 days before the date of the meeting, to each director, to the auditor of the Corporation, and to each shareholder who is entitled to vote at the meeting. Notice of a Meeting of Shareholders called for any business other than consideration of the minutes of an earlier meeting, the financial statements and auditor’s report, election of directors, and reappointment of the incumbent auditor, will state the nature of that business in sufficient detail to permit a shareholder to form a reasoned judgment concerning that business, and will state the text of any Special Resolution or by-law to be submitted to the meeting.

9.6	Record Date for Notice

Subject to the Act, the Board may fix in advance a record date for the determination of the shareholders entitled to receive notice of a Meeting of Shareholders. If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting will be the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

9.7	List of Shareholders Entitled to Notice of a Meeting and to Vote

The Corporation will prepare a list of shareholders entitled to receive notice of a Meeting of Shareholders, arranged in alphabetical order and showing the number of shares held by each shareholder, and:

9.7.1	if a record date is fixed under Section 9.6, that list will be prepared not later than ten days after that record date; or

9.7.2	if no record date is fixed, that list will be prepared:

9.7.2.1	at the close of business on the day immediately preceding the day on which notice is given; or

9.7.2.2	where no notice is given, on the day on which the meeting is held; and

9.7.3	a shareholder whose name appears on a list prepared under this Section 9.7 will be entitled to vote the shares shown opposite that shareholder’s name at the meeting to which the list relates.

9.8	Examination of List

A shareholder may examine the list of shareholders:

9.8.1	during usual business hours at the registered office of the Corporation or at the place where its central securities register is maintained; and

9.8.2	at the Meeting of Shareholders for which the list was prepared.

9.9	Waiver of Notice

A shareholder and any other person entitled to attend a Meeting of Shareholders may, in any manner and at any time, waive notice of a Meeting of Shareholders. Attendance of any person at a Meeting of Shareholders is a waiver of notice of the meeting, except where that person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

9.10	Chair of a Meeting, Secretary and Scrutineers

The chair of any Meeting of Shareholders will be selected in descending order from the following list of officers, with the position going to the first selected officer who has been appointed, who is a director, and who is present at the meeting:

9.10.1	the Chairperson of the Board;

9.10.2	the Managing Director;

9.10.3	the President; and

9.10.4	a Vice-President.

If none of those officers is present within 15 minutes after the time appointed for holding the meeting, the persons present and entitled to vote at the meeting will choose a person from their number to be chair of the meeting. The Secretary of the Corporation will be secretary of any Meeting of Shareholders, but if the Secretary of the Corporation is not present, or if no Secretary has been appointed, the chair of the meeting will appoint a person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair of the meeting with the consent of the shareholders and persons present and entitled to vote at the meeting.

9.11	Persons Entitled to be Present

The only persons entitled to be present at a Meeting of Shareholders will be those entitled to vote at that meeting, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act, the Articles or the By-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

9.12	Quorum

The holders of shares being not less than two persons present in person or represented by proxy entitled to vote at a Meeting of Shareholders, will constitute a quorum at that meeting. If a quorum is present at the opening of a Meeting of Shareholders, the shareholders present or represented may proceed with the business of the meeting, even if a quorum is not present throughout the meeting. If a quorum is not present at the time appointed for a Meeting of Shareholders, or within any reasonable time following that time as the shareholders present or represented may determine, the shareholders present or represented may adjourn the meeting to a fixed time and place not less than seven days later but may not transact any other business. At that adjourned meeting the holders of shares carrying voting rights who are present or represented will constitute a quorum and may transact the business for which the meeting was originally called, even if this quorum is not present throughout the meeting.

9.13	Proxies

9.13.1

Every shareholder entitled to vote at a Meeting of Shareholders may, by means of a proxy, appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, as the shareholder’s nominee to attend and act at the meeting in the manner, to the extent, and with the authority conferred by the proxy.

9.13.2

Subject to the Act and this By-law, a proxy will be signed by the shareholder or by the shareholder’s attorney authorized in writing, or if the shareholder is a body corporate, by an officer or attorney of the body corporate duly authorized.

9.13.3	A proxy appointing a proxyholder to attend and act at a Meeting of Shareholders ceases to be valid one year from its date.

9.13.4

The management of the Corporation will, concurrently with or before sending notice of a Meeting of Shareholders, send a form of proxy to each shareholder who is entitled to receive notice of the meeting.

9.13.5

A management information circular in prescribed form, either as an appendix to or as a separate document accompanying the notice of the Meeting of Shareholders, must be sent to the auditor of the Corporation and to each shareholder whose proxy is solicited.

9.13.6

The management of the Corporation, upon sending a management information circular as required under Section 9.13.5, will concurrently file with the Ontario Securities Commission, a copy of that management information circular, together with a copy of the notice of meeting, form of proxy and any other documents for use in connection with the meeting to which the management information circular relates.

9.13.7

The Board may by resolution fix a time before which proxies to be used at a Meeting of Shareholders or any adjournment of it must be deposited with the Corporation or an agent of the Corporation. This deadline for the deposit of proxies must be specified in the notice calling the meeting, and may not be more than 48 hours, excluding Saturdays and holidays (being those statutory holidays in Ontario), preceding the meeting or any adjournment of it. If a deadline for the deposit of proxies is fixed, no proxy deposited after that deadline will be acted upon. If no deadline for the deposit of proxies is fixed, a proxy will not be acted upon unless it has been received at the registered office of the Corporation before the close of business on the last day preceding the day of the Meeting of Shareholders, or any adjournment of it.

9.14	Revocation of Proxies

9.14.1	Subject to the Act, a shareholder may revoke a proxy:

9.14.1.1	by depositing a document in writing signed by the shareholder, or by the shareholder’s attorney authorized in writing or by electronic signature, that complies with Section 9.14.2;

9.14.1.2	by transmitting, by telephonic or electronic means in compliance with the Act, a revocation that complies with Section 9.14.2; or

9.14.1.3	in any other manner permitted by law.

9.14.2	The document or the revocation must be received:

9.14.2.1

at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting of Shareholders, or any adjournment of it, at which the proxy is to be used; or

9.14.2.2	by the chair of the meeting on the day of the Meeting of Shareholders, or any adjournment of it.

9.15	Corporate Shareholder

If a body corporate or association is a shareholder, the Corporation will recognize any individual authorized by a resolution of the directors or governing body of that shareholder to represent it at Meetings of Shareholders, and that individual may exercise on behalf of the body corporate or association he or she represents all the powers it could exercise if it were an individual shareholder.

9.16	Votes to Govern

Unless otherwise required by the Act or the Articles, at all Meetings of Shareholders, every question will be decided by a majority of the votes cast on the question. In case of an equality of votes on any question, the chair of the meeting will not be entitled to a second or casting vote.

9.17	Right to Vote

Unless the Articles otherwise provide, each share of the Corporation entitles its holder to one vote at a Meeting of Shareholders. Subject to the exceptions provided under the Act, a holder of a fractional share is not entitled to exercise voting rights in respect of the fractional share.

9.18	Joint Shareholders

If two or more persons hold shares jointly, one of those holders present in person or by proxy at a Meeting of Shareholders may, in the absence of the others, vote the shares; but if two or more of those persons are present, in person or by proxy, they will vote as one on the shares jointly held by them.

9.19	Manner of Voting

9.19.1

Voting at a Meeting of Shareholders will be by show of hands, except where a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting. Even if a vote has been already been taken by a show of hands, any shareholder or proxyholder entitled to vote at the meeting on that matter may require a ballot on that matter and the subsequent ballot result will be the decision of the shareholders with respect to that matter.

9.19.2

Where no ballot is demanded or required following a vote by a show of hands upon a question, a declaration by the chair of the meeting that the vote upon the question has been carried, carried by a particular majority or not carried, and an entry to that effect in the minutes of the meeting, will be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of that question, and the result of the vote taken will be the decision of the shareholders with respect to that question.

9.19.3

A ballot, if demanded or required, will be taken in the manner the chair of the meeting directs. A demand or requirement for a ballot may be withdrawn at any time before the taking of the ballot. If a ballot is taken, each person present will be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the Articles, and the result of the ballot will be the decision of the shareholders with respect to that question.

9.19.4

If a telephonic or electronic Meeting of Shareholders is held, then any person participating in, and entitled to vote at, that meeting may vote, in accordance with the Act, by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

9.20	Adjournments

If a Meeting of Shareholders is adjourned for less than 30 days, it is not necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a Meeting of Shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting will be given as for an original meeting.

ARTICLE 10
DIVIDENDS AND RIGHTS

10.1	Dividends

Subject to the Act and the Articles, the Board may declare, and the Corporation may pay, dividends to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation, or, subject to the Act, may be paid in money or property.

10.2	Dividends and Other Amounts

A dividend or other amount payable in cash with respect to the outstanding shares of the Corporation may be paid by cheque drawn on a financial institution or by electronic means to or to the order of each registered holder of shares of the class or series in respect of which it is to be paid. Cheques may be sent by prepaid ordinary mail or delivered to a registered holder at that holder’s Recorded Address, unless that holder has otherwise directed. In the case of joint holders, a cheque or payment by electronic means will, unless those joint holders have otherwise directed, be made payable to the order of all of those joint holders and if more than one address is recorded in the securities register of the Corporation in respect of the joint holding, the cheque will be mailed or delivered to the first address recorded or the amount paid by electronic means to the first address or account recorded. The mailing or electronic delivery of a dividend or other amount, as provided in this Section, unless it is not paid on due presentation, or the payment of the dividend in the manner directed by the registered holder, net of any tax, levy, or duty which the Corporation was required to and did withhold, will satisfy and discharge all liability of the Corporation for the sum to which a holder is entitled.

10.3	Non-receipt of Payment

In the event of non-receipt of any cheque or electronic payment by the person to whom it is sent, the Corporation will issue to that person a replacement cheque or send again by electronic means, an equivalent amount on the terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title as the Board prescribes.

10.4	Record Date for Dividends and Rights

The Board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to acquire securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of that dividend or right to acquire securities, provided that notice of the record date is given not less than seven days before that record date, in the manner provided in the Act, except where notice of the record date is waived in writing by all the holders of the shares affected. Where no record date is fixed, the record date for the determination of the persons entitled to receive payment of any dividend or right to acquire securities will be at the close of business on the day on which the resolution relating to that dividend or right to acquire securities is passed by the Board.

10.5	Unclaimed Dividends

Any dividend unclaimed after a period of 15 years from the date on which the same has been declared to be payable will be forfeited and will revert to the Corporation.

10.6	Interim Financial Statements

10.6.1

Within 60 days after the date that an interim financial statement required to be filed under the Securities Act (Ontario) is prepared, the Corporation will send a copy of the interim financial statement to all shareholders who have informed the Corporation that they wish to receive a copy.

10.6.2	The Corporation’s interim financial statements will be sent to a shareholder’s Recorded Address.

ARTICLE 11
NOTICE

11.1	Method of Giving Notice and Electronic Documents

11.1.1

A notice or document required by the Act, the Articles or this By-law to be sent to a shareholder or director of the Corporation may be sent by prepaid mail addressed to, or may be personally delivered to, the Recorded Address of the shareholder or director, or, subject to Sections 11.1.2 and 11.1.3, may be sent as an Electronic Document. A notice or document mailed in accordance with this Section 11.1.1 to a shareholder or director of the Corporation is deemed to be received by the addressee at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholder or director did not receive the notice or document at that time or at all. A notice or document sent as an Electronic Document is deemed to be received if sent in compliance with the Act, the ECA and this By-law.

11.1.2	Any reference in this By-law to a notice, document or other information is satisfied by the creation or provision of an Electronic Document provided:

11.1.2.1	the addressee has consented in writing to receive any notice, document or other information in the form of an Electronic Document;

11.1.2.2	the Act, the ECA and all applicable laws have been complied with; and

11.1.2.3	the Articles or the By-laws do not provide otherwise.

11.1.3	Subject to compliance with the provisions of Section 11.1.2 , any signature to be applied to an Electronic Document may be applied in electronic form.

11.2	Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice will be addressed to all of those joint holders, but notice to one of the joint shareholders will be sufficient notice to all of them.

11.3	Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice will be excluded and the date of the meeting or other event will be included in those calculations.

11.4	Undelivered Notices

Where the Corporation sends a notice or document to a shareholder in accordance with Section 11.1 and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder’s new address.

11.5	Omissions and Errors

The accidental omission to give any notice to, or the non-receipt of any notice by, any shareholder, director, officer, auditor or member of a committee of the Board, or any error in any notice not affecting the substance of the notice will not invalidate any action taken at any meeting held under or otherwise founded on that notice.

11.6	Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means, becomes entitled to any share (a “Transferee”), will be bound by every notice in respect of that share which was duly given to the shareholder from whom that person derives his or her title to such share before the Transferee’s name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which the Transferee became so entitled) and before the Transferee furnishing to the Corporation the proof of authority or evidence of the Transferee’s entitlement prescribed by the Act.

11.7	Waiver of Notice

Where a notice or document is required by the Act or this By-law to be sent, the notice may be waived or the time for the sending of the notice or document may be waived or abridged at any time with the consent in writing of the person entitled to that notice or document.

ARTICLE 12
MISCELLANEOUS

12.1	Repeal

By-law No. 1 of the Corporation is repealed. The repeal of By-law No. 1 will not affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under it or the validity of any contract or agreement made under it. All resolutions of the shareholders, the Board or committees of the Board with continuing effect passed under repealed By-law No. 1 will continue in effect except to the extent inconsistent with this By-law.

ENACTED by the directors of the Corporation under the Act.

DATED

Julian Fantino — Executive Chairman	Raf Souccar, — Chief Executive Officer

SCHEDULE “D”

SECTIONS 237- 247 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Division 2 — Dissent Proceedings Definitions and application

237	(1)	In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)	in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238	(1)	A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on; or

(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2)	A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)	Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239	(1)	A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

	(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240	(1)

If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)

If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3)

If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)	Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241

If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242	(1)	A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d),(e) or (f) must,

(a)

if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)	A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)	A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)	A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)

The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243	(1)	A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)	A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244	(1)

A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)	The written statement referred to in subsection (1) (c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3)	After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)

Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)

Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)	A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245	(1)	A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)	A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3)	Promptly after a determination of the payout value for notice shares has been made under subsection (2)

(a)	of this section, the company must

(a)

pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)	If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)	A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246

The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247	If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.